HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ D-45018 Essen ♦ Germany

Gildehofstraße 1
45127 Essen
www.essenhyp.de
info@essenhyp.de
Tel.: +49 2018135-0
Fax: +49 2018135-200

Bank Details:
LZB Essen 360 096 10

Commerzbank AG
Bank Code 360 400 39
Account No. 1 776475

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

[redacted]

03032344

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	18.09.03

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2003
WASH. D.C.
188

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of August 31, 2003 and the Press Release on Essen Hyp's Roadshow to Madrid, London and Paris with Dr. Helmut Kohl, Bundeskanzler a. D. (English and German version).
We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

U. Meierkamp

Hypothekenbank in Essen
Aktiengesellschaft

9/30

Press Release

Helmut Kohl accompanies Essen Hyp to Madrid, London and Paris

Once more this year Hypothekenbank in Essen AG will present itself in Europe with another Roadshow. Accompanied by the former Federal German Chancellor Dr. Helmut Kohl the bank will visit Madrid on November 21, London on November 27 and Paris on November 28, 2003, in order to present itself to 400 invited guests from the economic, political and general levels of society on each event.

Essen Hyp is a German mortgage bank with Europe as its domestic market. Within a few years the bank succeeded in becoming one of the internationally leading issuers of Jumbo and Global *Pfandbriefe* and one of the most successful German mortgage banks at the same time. Essen Hyp is known for being a competent lender of public and property loans far beyond the borders of Germany. With representative and contact offices in London, Paris, Brussels and outside Europe in New York and Tokyo, it is present in all important markets. Furthermore, events are regularly arranged so as to meet and keep in touch with investors worldwide. In addition, Essen Hyp very successfully arranges an international capital market conference every two years, the most recent being last July in Essen, where the bank is based. Essen Hyp's strategy is characterized by a steady internationalization of its lending business. It has been one of the most efficient banks for government loans in Europe of all times. But in the meantime it has also become established as an accepted partner in the real estate financing sector of European markets, such as Great Britain and France. Now the focus is on other markets: Spain, the Netherlands, but also North-America. In the funding sector Essen Hyp belongs to the most outstanding private issuing institutions worldwide. Essen Hyp satisfies its annual funding requirements of approximately € 25 bn predominantly with top-rated, highly liquid, large volume Jumbo and Global *Pfandbriefe*, which are sold worldwide. Essen Hyp

option' for the benefit of investors. This loan alone was ordered by investors from 24 countries, among them EU member states, the USA, Canada as well as Russia, China, Croatia and Kuwait.

The political, economic and social integration of Europe has been the basis for the very pleasing development of Essen Hyp. Its strategy and further international positioning will also be considerably influenced in the future by the enlargement of the European Union, consolidated under a European constitution. Due to this Essen Hyp decided to ask one father of this European integration, Dr. Helmut Kohl, to authentically describe this process and to throw light on its prospects.

Due to the extraordinary interest, the Roadshow will be continued together with Dr. Helmut Kohl in January and February 2004 in Milan, Budapest and Frankfurt am Main.

An opportunity for the accreditation of journalists is available on our internet site *info@essenhyp.com.*

Information may also be received be telephoning 0049 (0) 201 8135 495.
Your contact: Ute Gibbels

Pressemeldung

Helmut Kohl mit Essen Hyp zu Gast in Madrid, London und Paris

Noch in diesem Jahr wird sich die Hypothekenbank in Essen AG mit einer weiteren Roadshow europaweit präsentieren. Gemeinsam mit Bundeskanzler a. D. Dr. Helmut Kohl besucht sie am 21. November Madrid, am 27. November London und am 28. November Paris, um sich jeweils rund 400 geladenen Gästen aus Wirtschaft, Politik und Gesellschaft vorzustellen.

Die Essen Hyp ist eine deutsche Hypothekenbank mit dem Heimatmarkt Europa. Innerhalb weniger Jahre ist es ihr gelungen, zu einer der international führenden Jumbo- und Global-Emittenten und zugleich zu einer der erfolgreichsten deutschen Hypothekenbanken aufzusteigen. Die Essen Hyp ist als kompetenter Staats- und Immobilienfinanzierer weit über die Grenzen Deutschlands hinaus bekannt. Mit Repräsentanzen und Verbindungsbüros in London, Paris, Brüssel, außerhalb Europas in New York und Tokio ist sie in allen wichtigen Märkten vor Ort vertreten. Darüber hinaus werden mit regelmäßigen Investorenveranstaltungen weltweit Kontakte gepflegt und geknüpft. Zudem veranstaltet die Essen Hyp im zweijährigen Turnus an ihrem Hauptsitz in Essen mit großem Erfolg internationale Kapitalmarktkonferenzen, zuletzt im Juli 2003. Die Strategie der Essen Hyp ist gekennzeichnet von einer steten Internationalisierung ihres Aktivgeschäftes. Seit jeher ist sie eine der effizientesten Staatskreditbanken in Europa. Aber auch in der Immobilienfinanzierung hat sie sich zwischenzeitlich als anerkannter Partner in europäischen Märkten wie Großbritannien und Frankreich etabliert. Weitere Märkte, so Spanien, Niederlande, aber auch Nordamerika sind fokussiert. Auf der Refinanzierungsseite zählt die Essen Hyp zu den profiliertesten privaten Emissionshäusern weltweit. Ihren jährlichen Refinanzierungsbedarf von rd. € 25 Mrd. befriedigt sie überwiegend mit topgerateten, hochliquiden, großvolumigen Jumbo- und Global-Pfandbriefen, die sie

ersten Öffentlichen Jumbo-Pfandbrief mit einem *Investoren Greenshoe.* Allein diese Anleihe wurde von Investoren aus 24 Ländern, darunter die EU-Mitgliedstaaten, USA, Kanada sowie Russland, China, aber auch Kroatien und Kuwait geordert.

Die politische, wirtschaftliche und gesellschaftliche Integration Europas war Basis für die erfreuliche Entwicklung der Essen Hyp. Ihre Strategie und weitere internationale Positionierung wird auch künftig wesentlich durch den Prozess der Erweiterung der Europäischen Union unter dem Dach einer europäischen Verfassung beeinflusst werden. Deshalb hat sich die Essen Hyp entschlossen, einen der Väter des zusammen wachsenden Europas, Herrn Dr. Helmut Kohl, zu bitten, den Prozess der europäischen Integration authentisch zu beschreiben und ihre Perspektiven zu beleuchten.

Wegen des außerordentlich großen Interesses wird die Roadshow gemeinsam mit Dr. Helmut Kohl im Januar/Februar 2004 in Mailand, Budapest und Frankfurt am Main fortgesetzt.

Für Journalisten ist eine Akkreditierungsmöglichkeit auf unserer Internetseite *info@essenhyp.com* eingerichtet.
Informationen erhalten Sie auch telefonisch unter ++49 (0) 201/8135-495.
Ihr Ansprechpartner: Ute Gibbels

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Impressions of 3rd Capital Market Conference

June 30, 2003 is now available for download +++ +++ Interim R

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3. KapitalMarktKonferenz
Eine Veranstaltung der Essen Hyp

3rd Capital Market Conference July 10 – 12, 2003
3. Kapitalmarktkonferenz 10. – 12.7.2003



3rd Capital Market Conference July 10 – 12, 2003

Impressions

Introduction



Mikhail Gorbachev guest speaker
at the opening event in Essen

Impressions

More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG in the premises of the 'Messe Essen'. The issues dealt with this year included current trends in securitization, bond market developments, *Pfandbrief* ratings and European monetary policy. As during our previous conferences, we had interesting discussions about the present and future standing of the *Pfandbrief* on the national, European and worldwide capital markets. The conference participants – capital market executives, analysts, research and investment specialists, experts and investors from all over the world – once again benefited from the transfer and sharing of knowledge.

This conference confirmed our belief that the success story of the *Pfandbrief* will continue into the future. Since its foundation, Hypothekenbank in Essen AG has been committed to promoting the standing of Jumbo and Global *Pfandbriefe* on the international capital markets. Today, Essen Hyp is one of the biggest German mortgage banks and one of the most active capital market players in Europe. Together with our guests, we succeeded in developing strategies to justify investors' trust in the *Pfandbrief* and to secure its future as a funding instrument with an excellent reputation throughout the world. To sum it up: like the previous Capital Market Conferences, this year's Conference was a complete success.

▷ Introduction
▷ Overview of the Conference Program
▷ Essen – The Ruhr Metropolis

3rd Capital Market Conference July 10 - 12, 2003

Impressions

Overview of the Conference Program

July 10, 2003

Time	Hall "Europa"	Room 2	Room 3
19.00	Video **Opening and Welcome** » **Hubert Schulte-Kemper**, Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG		
19.15	Video **Guest Lecture** » **Mikhail Gorbachev**, Former President of the USSR		
20.00	**Dinner**	**Dinner**	**Dinner**

July 11, 2003

Time	Room 1	Room 2	Room 3
9.00 - 9.15	Video **Opening and Welcome** » **Hubert Schulte-Kemper**, Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG		
9.15 - 10.00	Video **The Development of the German and European Banking Sector** Die Entwicklung der deutschen und europäischen Bankenbranche » **Dr. Axel Frhr. v. Ruedorffer**, Member of the Board of Managing Directors, Commerzbank AG » **Christine Licci**, CEO, Citibank Consumer Bank Germany » **Dr. Lutz Raettig**, Managing Director, Morgan Stanley Bank AG » **Mag. Dr. Franz Hochstrasser**, Member of the Managing Board, Erste Bank der österreichischen Sparkassen AG		
10.00 - 10.45	**Behavioral Finance** Psychologie des Anlegerverhaltens » **Joachim Goldberg**, Managing Director, cognitrend GmbH		
10.45	**Coffee Break**	**Coffee Break**	**Coffee Break**
11.00 - 11.45	Video **World Economic Forum** Presenter: » **Dirk Chlench**, Economist, Hypothekenbank in Essen AG	Video **International Investors Forum** Presenter: » **Ted Lord**, Director,	Video **Portfolio Management at the ECB: Reasons and Techniques** Portfolio-Management bei der EZB: Warum und wie?

	Euro Area: » **Dr. Holger Schmieding**, Managing Director, Bank of America International Japan: » **Hajime Kitano**, Chief Equity Strategist, Mitsubishi Securities Co., Ltd	Head of Treasury, Österreichische Nationalbank » **Anders Hjaelmso Svennesen**, Portfolio Manager, Fixed Income, ATP - The Danish Labour Market Supplementary Pension **N.N.**	
11.45 - 12.15	Video **Japan: Outlook of Japanese Yen, Equity and Interest Rates** Japan: Währungs-, Aktienkurs- und Zinsentwicklung » **Hajime Kitano**, Chief Equity Strategist, Mitsubishi Securities Co., Ltd	Video **United States: Will Imbalances Derail the Recovery?** USA: Verhindern Ungleichgewichte den Aufschwung? » **Nariman Behravesh**, Chief Economist, Global Insight	Video **Euro Area: A Review of the First Years of ECB Policy** Euroland: Eine vorläufige Bilanz der EZB-Politik » **PD Dr. habil. Gustav A. Horn**, Head of Macro Analysis and Forecasting, DIW Berlin
12.15	**Lunch**	**Lunch**	**Lunch**
13.45 - 14.30	Video **MBS and ABS: New Trends in Securitization** MBS und ABS: Neue Trends in der Verbriefung » **Dr. Markus Herrmann**, Director, Credit Research Structed & Asset Backed Securities HSCB Bank plc, London	Video **Quo Vadis European Covered Bonds?** Entwicklung der europäischen gedeckten Schuldverschreibungen Presenter: » **Ted Packmohr**, Director, Covered Bonds Research, Dresdner Kleinwort Wasserstein Research France: » **Sandrine Guerin**, General Manager, Global Head of Liabilities, Compagnie de Financement Foncier Spain: » **Alejandro Sánchez-Pedreno Kennaird**, Head of Trading and Sales, Fixed Income, Ahorro Corporación Financiera, S.V.B., S.A. Luxembourg: » **Martin Schulte**, Member of the Board, PBI Pfandbriefbank International S.A. Germany: » **Erich Marquart**, Head of Capital Markets, Deka Bank » **Heidi Riedel**, Deputy Head of Treasury, Hypothekenbank in Essen AG	
14.35 - 15.25	Video **Investors' Requirements**	Video **True Sales initiative of**	

	Presenter: » **Horst Bertram**, Director, Capital Markets, FITCH Deutschland GmbH » **Dr. Detlef Kohlhase**, Dr. Kohlhase Vermögensverwaltungsgesellschaft mbH » **Christoffer Pracht**, DBV Winterthur Versicherungen » **Jörg Buddendieck**, Gothaer Asset Management AG » **Matthias Hansmann**, Head of Fixed Income, Asset Management, Cominvest » **Hartmut Wagener**, Managing Director, AMB Generali Finanzanlagen Management GmbH » **Dr. Michael Koch**, Head of Sydicate & Frequent Borrower Desk, Commerzbank Securities	» **Ian Barbour**, Head of Structured Credit Research, Commerzbank Securities » **Marc Bajer**, Head of Capital Markets, Commerzbank Securities	
15.30	**Coffee Break**	**Coffee Break**	**Coffee Break**
15.45 - 16.45	Video **Liquidity in the *Pfandbrief* Market and the Future of Market Making** Liquidität im Pfandbriefmarkt. Hat Market-Making Zukunft? Presenter: » **Andrea Cünnen**, Handelsblatt Market Maker: » **Marco Bales**, Head of Debt Capital Markets, HypoVereinsbank AG » **Hansjörg Patzschke**, Managing Director, CDC IXIS Investors: » **Torsten Strohrmann**, Fund Manager, DWS Investment GmbH » **Stefan Jaesch**, Senior Dealer, Danske Bank Issuers: » **Hartmut Rahner**, Head of Treasury, Deutsche Genossenschafts Hypothekenbank AG » **Karsten Sommer**, Head of MTS Germany	Video **Fund-raising Potential in the Middle East and Asia** Fundraisingpotenziale im Mittleren Osten und Asien Presenter: » **Prof. Dr. Thilo Wörn**, Gründer und Partner der ecmg AG Topics: Present and future fund-raising opportunities in the Middle East and Asia Identification of promising countries and regions Potential private and institutional investors Fund raising process Cultural aspects Investor relations	
16.45 - 18.15	Video **Does the regulatory environment have an impact on *Pfandbrief*ratings?** Hat das regulative Umfeld Einfluss auf das *Pfandbrief*rating? » **Dr. Oliver Everling**, Everling Advisory Services » **Alexander van Echelpoel**, Head of Corporate Management,		

Director, Standard & Poor's
» **Johannes Wassenberg**,
Moody's Investors Service
» **Jens Schmidt-Bürgel**,
Managing Director, FitchRatings

18.15 Video

Closing Words

» **Hubert Schulte-Kemper**,
Chairman of the Board of
Managing Directors,
Hypothekenbank in Essen AG

End of Conference/Champagne Reception

19.00 **Gala Dinner/Evening Event**

July 12, 2003

Two Tours to Discover the Ruhr Area

Tour I: Industry and Culture in the Ruhr Area:
During this tour you will experience the cultural diversity of a region which most people think of as a pure industrial area. You will visit the UNESCO World Heritage Site 'Zechenlandschaft Zollverein', a historical coal-mining site, and the 'Gasometer Oberhausen', which now serves as a venue for various exhibitions. Both sites reflect the Ruhr area's transformation into a major cultural center with a unique atmosphere.

Tour II: About Miners and Cokers:
At the Westphalian Museum of Industry (Westfälisches Industriemuseum) in the historical coal mine 'Zeche Zollern II/IV' you will get an impression of what it was like to work in a coal mine, as you can see mining equipment and work processes in a genuine environment. After your visit you will explore the historical coking plant 'Kokerei Hansa'. This site with its abandoned coke ovens is characterized by a unique combination of industrial heritage and nature regaining its former territory.

3rd Capital Market Conference July 10 - 12, 2003

Impressions

Essen - The Ruhr Metropolis

With around 600,000 inhabitants, Essen is the sixth largest city in Germany and the number one city in the Ruhr area, which counts amongst Europe's most important economic and metropolitan regions. The Ruhr area is a region in transition: the heyday of the coal mines and furnaces has passed, and technology, trade and services have become the economic sectors of the future. Numerous former industrial sites were transformed into cultural centers, thus adding to a diversity of cultural activities which is unique in Europe.

Essen's 'Zeche Zollverein', a former coal mine and a site of outstanding architectural merit, was listed as a UNESCO World Heritage Site in 2001. Today this impressive industrial monument, which also hosts the Design Center NRW, is one of the most important cultural centers of the City of Essen. Founded more than 1150 years ago, Essen is older than Berlin or Munich. The city is characterized by its unique architectural treasures, such as the late- romanesque Werden Basilica and Essen Cathedral, the Old Synagogue, the Villa Hügel, former residence of the Krupp dynasty, or the Aalto Theater.

Essen offers a wide range of cultural activities, including the internationally renowned collection of paintings in the Museum Folkwang, the various exhibitions of the 'Kulturstiftung Ruhr' (Cultural Foundation Ruhr) in the Villa Hügel and excellent performances of the Essen Philharmonic Orchestra or the Schauspiel Essen.

In addition to this, the Folkwang College for Music, Theater and Dance enjoys an excellent reputation worldwide.

The University of Essen has become known internationally, not least due to the research carried out at the University Clinic. Furthermore, Essen is an important location for international trade fairs, with more than 12,500 exhibitors and 1.8 million visitors per year from all across the world. Nine of the 100 top German companies in terms of turnover are domiciled in Essen, including, for instance, RWE, RAG, Karstadt-Quelle, Ruhrgas, Hochtief and Deichmann. This reflects Essen's standing as an important business location and 'energy city'.

Institutions with regional and national tasks, such as the 'Kommunalverband Ruhrgebiet' (Association of Ruhr Area Local Authorities), the 'Landesumweltamt' (Environment Agency of the Land North Rhine Westphalia), the 'Stifterverband für die Deutsche Wissenschaft' (Donors' Association for the Promotion of Sciences and Humanities) and the 'Ruhrbistum' (Ruhr Diocese), are also located in Essen. And, last but not least, Essen benefits from surprisingly spacious recreational and green areas, such as Lake Baldeney and its surroundings or the Grugapark, one of the largest and most beautiful German city gardens. As a result, Essen has become a popular destination for local tourism.

▷ Introduction
▷ Overview of the Conference Program
▷ Essen - The Ruhr Metropolis

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Investor relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.



Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

- Ratings and Analyses
- Interest Rate Forecast G3
- Interest Rate Forecast Meeting
- Current financial and economic topics
- Roadshows
- Corporate Governance
- 10 successful years in retrospect
- Financial Calendar 2003/2004

Investor relations

Ratings and Analyses

Ratings*	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- *Subordinated Debt*	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

* This table contains our current ratings.

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 01, 2003 and ratings as of June 03, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
▷ Fitch	Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2003/2004

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the United States 2003/2004

Economic Growth

U.S. economic growth will surmount all obstacles

The U.S. economy has had to assert itself against a large number of retarding factors which affected it in the recent past, e.g. a number of corporate scandals of previously unknown dimensions, headlines about misleading share recommendations by well-known investment banks, repeated warnings of new terrorist attacks, a threatening extension of the financial crisis in Argentina, a strike of dockworkers on the U.S. western coast and rocketing energy prices. Nonetheless, the expansion of the U.S. economy did not grind to a halt – despite several market participants' dark prophecies. In contrast: in the previous year the U.S. was among the first ranks in the growth league of the OECD with a comparatively strong economic growth of 2.4%, far ahead of the euro area and the previous laggard Japan.

At the beginning of this year the mood among consumers, in industry and in what was up to now a booming construction sector, cooled noticeably. Both, the Iraq conflict and the ensuing rapid increase of energy prices, have occasionally been given as reasons for the clouding of the economic climate. In spite of these obstacles in the first quarter of 2003, production in the economy as a whole rose, according to an initial estimate of the U.S. Department of Commerce, by an annualized change rate of 1.6%.

In fact, with the end of the Iraq war and due to some signs indicating a decline of geo-political tensions in other regions, important economic growth restraints have disappeared. In the last few weeks raw material prices, for example, have significantly decreased: the price of one barrel of West Texas Intermediate oil dropped from its peak of around U.S. $ 38 at the beginning of March 2003 to below U.S. $ 26 at the end of April 2003. Gold and gas prices have also been clearly on the decline. Moreover, risk premiums on the capital markets have diminished. The various structural and cyclic lifting powers of the U.S. economy should, therefore, be able to unfold their effect unrestrictedly and thus initiate a strong economic recovery despite the prevailing pessimism. The structural lifting powers are the following:

- U.S. economic growth will also be supported by a rise in population in the coming years. According to the most recent projection made by the U.S. Census Bureau in 2000, the population of the United States will, in accordance with the basis scenario, increase from 270 million in 1998 to 404 million in 2050. This corresponds to an average annual change rate of +0.8%. The actual population increase of 288 million was even greater than the optimistic forecast value of 282 million by last year already. Two factors are responsible for this rapid population growth. Firstly, the United States is a traditionally preferred immigration country. Secondly, U.S. women have a greater birth rate than women in other industrial countries. On average, every woman in the United

- Although at the technology stock market NASDAQ the bubble has burst, the past high investment activity in the IT segment continues to unfold its productivity-increasing effect. The thesis of a "New Economy" was proven during the last recession. For a long time sceptics of the "New Economy" claimed that the rise of productivity growth in the latter part of the 1990s was, to a large extent, due to a favourable business cycle. In the course of the recession of 2001 however, the previous year's change rate of productivity did not drop contrary to the normal pattern, below zero. During the following year of recovery, 2002 growth of productivity even reached, at 4.8%, the highest level since 1950. This enormous productivity progress enabled U.S. companies to expand their profit margins even in a situation of price stability due to falling unit labor costs. NIPA corporate profits after tax (without banks) surpassed their previous year's level by approximately 60% in the last quarter of 2002. The rise of profits and profit expectations will initiate an accelerated investment activity and, finally, result in more employment. To some extent this upswing pattern has already started: investments in information technology and software have risen in five successive quarters. At exactly 10% the previous year's change rate was again a double digit figure in the first quarter of 2003. The past poor situation on the NASDAQ forces the comparison with a similar situation in the 19th century. Investments in bonds and shares of railroad companies were the fortune-promising phenomenon of that time. In spite of the insolvency of the famous railroad financier Jay Cooke & Co. in 1873, which resulted in a panic on the stock markets, the railroad continued to expand in the following years and thus, comparable to the internet of our times, the possibility of using the welfare-increasing effect of labor division.

- The negative wealth effect of the past stock market baisse will be weaker than so far expected. The survey of the financial situation of U.S. consumers, made by the Federal Reserve every three years, revealed that in accordance with an extrapolation of October 2002 – the low point of U.S. stock markets in 2002 – wealth of U.S. consumers greatly exceeded the level at the end of 1998. Moreover, the survey shows, that it is still predominantly people with larger income who invest in the stock market. For typical U.S. consumers the value of their family home continues to be the decisive factor in their individual wealth situation. According to the Office of Federal Housing Enterprise Oversight (OFHEO), house prices increased on average by almost 7% in the final quarter of 2002, compared to the final quarter of 2001. Furthermore, the International Monetary Fund (IMF) alleged in its most recent global economic report that the retarding effect of the slump in share prices – almost three years after the all-time high – will soon ease off.

Due to the above-mentioned two structural arguments we evaluate the growth capacity of the U.S. economy at way above 3%. Also time series analytical research, too, comes to this result. The various cyclic lifting forces should, moreover, result in change rates above this rate in the coming quarters.

- First and foremost, the extremely expansive monetary policy of the Federal Reserve has to be mentioned here. After the Federal Reserve reduced the federal funds target rate in eleven steps from 6.5% to 1.75%, the key central bank rate was again cut to 1.25% in November 2002. This monetary loosening also contributed to improved conditions for long-term funding. The effective interest rate of 30-year mortgage contracts, for instance, was at 5.75% in

year. Home owners wanted to either reduce their debt burden by leaving their old contracts and newly contracting their mortgage loans with better terms, or to use the increased value of their home to apply for a higher mortgage loan. In view of this development U.S. consumers can expect a considerable influx of free funds in the coming weeks and months. According to the Federal Reserve, households extracted almost U.S. $ 200 billion in form of liquid money from home as consequence of the recent flood of refinancings in 2002. Surveys of the Federal Reserve showed that in the past half of the money extracted from home equity was used for financing private consumption and property improvement, with the other half being used for paying off high interest-bearing consumer debts (credit card debts). As a result, again this time private consumer expenditure should be noticeably boosted through future refinance payments. Low interest rates not only stimulate refinancing activities but also original mortgage loan applications in order to buy property. The corresponding index of the Mortgage Bankers Association of America reached an all-time high at the beginning of May 2003 and is, thus, a forerunner for a rebound on the residential property market.

- U.S. President Bush had to withdraw from his initial intention to reduce taxes by U.S.-$ 725 billion in the next ten years due to opposition in Congress. In April this year President Bush pleaded "only" for a tax relief of at least U.S.-$ 550 billion. Tax plans of the U.S. administration include the removal of taxation on dividends as the largest relief, as well as an earlier implementation of previously-agreed income tax cuts. The Budget Office of the U.S.-Congress has estimated that the "Jobs and Growth Plan", proposed by the administration in January 2003, would reduce the balance of the Federal Budget in the fiscal years 2003 and 2004 by 34 and 118 billion U.S.-$ respectively. Thus, following the impending budget debates and a restrictive fiscal policy by the federal states this and the next year, even against the background of further cuts to be expected in the volume of relief, an expansive impetus should be initiated by the fiscal policy of the overall state. Furthermore, the fact alone that taxes have been reduced in recent years and that further tax cuts still are number one on the political agenda, should influence long-term income expectations and thus also have a positive impact on consumer spending.

- In the past months U.S. companies have merely moderately raised their inventory levels – which is also due to the imponderabilities of the Iraq conflict. In February 2003 the relation of inventory to sales was, at 1.37 only slightly above the historic low of 1.35, reached six months ago. Therefore, companies will strongly increase their inventory investment if an acceleration of overall economic demand will materialize or is even only anticipated.

- Export activity will see a moderate upturn caused by the depreciation of the U.S. $. Compared with the peak of February 2002 the external value of the U.S.-$ has decreased by about 5.5%, against the currencies of a broad group of important trading partners. Nonetheless, the U.S. trade deficit will continue to grow and therefore weigh on GDP growth, because an accelerated import surge, due to an buoyant domestic demand, will do more than just compensate the risen export activity. However, compared to the previous year, the growth burden caused by net exports, will be weaker this and the next year. The fact that profits of multinational companies increase due to the dollar weakness, results in a further expansive impetus, since profit conversion of foreign subsidiaries into the domestic currency is conducted only on the low price of the

As a result of the above arguments the expected growth rate for this year is 2.7% and for next year 4.2%.

Development of Consumer Prices

A known pattern: inflation in an early upturn phase is no topic

In the United States there has been a noticeable upsurge in consumer prices. The annual change rate of the consumer price index increased from 1.1% in June 2002 to 3% in March 2003. This price increase is exclusively a result of the rise,, of energy prices. The core inflation rate however, which reflects the basic inflation trend more adequately, has declined since December 2002. The "Business Cycle Dating Committee" of the economic research institute NBER is very likely to determine this date as the end of the last recession. On this occasion a known pattern of the inflation trend is again proved true: the inflation rate drops in the early phase of an upturn.

In the course of the upturn following the recession of 1991/92 it took almost nine years until the disinflation process stopped. Regarding the current significant under-utilization of capacities and falling unit labor costs the decline of the core inflation rate will continue. This is not opposed by the noticeable price pressure which developed at the early stage of the production chain. In 1994, for example, an equally strong producer price increase for intermediate products did not initiate a sustained inflationary process at consumer level, although unit labor costs did not decrease, but increased slightly. In accordance with this argumentation the "Beige Book" of the Federal Reserve of March described: " Few firms said they were able to pass along much, if any, of these cost increases to their customers. Competition from both domestic and foreign producers helped keep final goods prices in check." Moreover, not only falling crude oil prices but also already declining quotations for non-energy crude materials indicate that price pressure on the early stage of the production chain, which currently can still be noticed, will considerably decrease.

The annual average change rate of the consumer price index will, thus, decline from this year's 2.4% to 1.5% next year.

Key Interest Rates

Interest rates will increase this year

In its press release of March 18, 2003 the Federal Reserve attributed the rather weak economic growth report of the first quarter of 2003 to the oil price increase and other consequences of geo-political instabilities. Since the Iraq war turned out to be a success for the allied troops in the mean time, other trouble spots like South America lost explosiveness and crude oil prices are slowing down, the Federal Reserve hold the view that most retarding factors have petered out. As a result, after its meeting at the beginning of May, the Federal Open Market Committee (FOMC) of the Federal Reserve described the upwards and downwards risks for economic growth as balanced, despite the most recent publication of disappointing industrial production and labor market data. In compliance with our forecast the U.S. economy will grow by change rates above the potential growth rate, starting from the third quarter of this year. Thus, it can be assumed that the U.S. Central Bank will consider economic growth as so safe,

This forecast is in line with the statement of Thomas Hoenig, President of the Federal Reserve Bank of Kansas City, that U.S. monetary policy is confronted with the challenge "... to keep rates low to sustain the recovery, while also maintaining a sense of when to begin reversing policy." The federal funds target rate will therefore be 1.5% at the end of this year and 3.25% at the end of next year. In spite of this forecast of a significant monetary tightening the monetary policy [1] of the Federal Reserve will continue to be expansionary by the end of 2004.

Bond Market Trends

Economic growth surprise makes yields rise up to 5% at the end of 2003

In the last months and quarters the expression "deflation" was a decorative headline not only of numerous economic articles, but also a number of Federal Reserve representatives dealt intensely with the scenario of a general decline in prices in presentations and articles. Nonetheless or perhaps just due to that the current price trend on the capital markets seems to have drawn only little attention up to now. Capital market participants rather doubt the sustainability of the U.S. upturn. The repeatedly occurring temporary falling behind of economic growth indicators, thus, affirms the pessimistic view of market participants. In that environment, for example, yields of U.S. Treasury notes maturing in February 2011 dropped from their 5.45% peak in March 2002 by 218 bp to a low of 3.27% in March of this year. Yields of inflation-indexed Treasury Notes with maturity in January 2011 dropped in the same period by 190bp. From the largely parallel development of nominal yields of conventional bonds and real yields of inflation-indexed bonds it can be derived that the bull market of bonds, which lasted until March this year, could be almost exclusively attributed to the clouding of economic growth expectations. The decline of the inflation premium has thus contributed only 13% to the extremely friendly bond market.

The analysis of the past yield development is therefore indicative of future capital market trend. The fulfilling of our economic growth forecast, which predicts a growth rate of 2.7% for the United States this year, will catch the capital markets on the hop. Economists surveyed by the British journal "Consensus Forecast" in April 2003, forecast an average growth rate of 2.3% for the year 2003. Indeed, various discussions with bond fund managers suggest that the economic growth expectations of market participants could be even more restrained. Besides, increased issue of government debts on the capital market by the U.S. administration could be employed as an argument for rising yields. The OECD showed, in the scope of its half-yearly economic growth outlook, that the expected budget deficit of the administration (in % of GDP) correlates positively with the interest rate spread between long-term Treasuries and money market securities.

Our expectation of strongly surging capital market yields is in no way contradicted by falling inflation rates. Firstly, the current implicit inflation premium of the market corresponds more or less, at approximately 1.6%, to our inflation forecast for 2004. Secondly, in an environment of strong economic growth, falling inflation rates will not supply the deflation speculators with further arguments to put forward. With a look at the U.S. economic history, deflation periods were always accompanied by a reduction of the aggregate economic demand [2].
Consequently, yields of 10-year U.S. Treasuries will rise from 3.94% in April 2003 to 5% by the end of the year. Next year yields will continue to increase up to a level of 5.5%.

can still be classified as period of price stability or of moderate deflation.

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Mar 27, 2003
- Forecast meeting Nov 6, 2002
- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:

Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2003

▷ World: A global economic upturn is underway! July/August 2003
▷ Germany: Glimmer of hope for an economic revival! May/June 2003
▷ Germany/Europe: Build up anti-cyclical stock positions March/April 2003
▷ USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

Articles in 2002

▷ USA: The last ray of hope for the world economy November/December, 2002
▷ Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
▷ USA: The U.S. consumers are well alive and kicking! July/August, 2002
▷ World:Real interest rates and funding conditions May/June 2002
▷ Euro area: Markets will once again beat economists on ECB rates! March/April 2002
▷ USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

▷ World: Will the New Economy Continue? November/December 2001
▷ USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
▷ Germany: Searching for the trough of the business cycle July/August 2001
▷ USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
▷ Japan: A brief review of the recent BOJ monetary policy March/April 2001
▷ USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

▷ Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
▷ Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
▷ USA: A flexible labor market is the key issue for a bull market. July/August 2000
▷ Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
▷ USA: Overvalued US stock market - so what? March/April 2000
▷ Germany: The return of inflation? January/February 2000

Articles in 1999

▷ World: The role of asset prices in US Fed and ESCB monetary policy December 99
▷ World: Some Thoughts on the 'liquidity' argument November 1999
▷ USA: Inflation-led interest rate fears - and rightly so? October 1999
▷ USA: Don't stay long in bonds September 1999
▷ Euro area: A review of the first six months of the euro currency August 1999
▷ USA: Do we get a bear market like in 1994 ? July 1999
▷ USA: Real Wages versus Unemployment Rate June 1999
▷ Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
▷ Euro Area: Implied inflation expectations April 1999
▷ Euro Area: Real 3-month interest rates March 1999
▷ USA: Personal savings rate February 1999

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

Our latest roadshow presentation "Economic and Interest Rate Outlook"
is available for download here.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

- ▷ Declaration of Compliance with the German Corporate Governance Code (PDF)
- ▷ Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (PDF)

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on August 20, 2002, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

A directors' and officers' liability insurance (D&O insurance) policy has been taken out for the members of both the Board of Managing Directors and the Supervisory Board. This insurance is maintained directly by our parent company, the Commerzbank Aktiengesellschaft. It also covers the members of the Board of Managing Directors and the Supervisory Board members of affiliated companies. At present, this insurance does not include a suitable deductible within the meaning of Section 3.8.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Credit Committee of the Supervisory Board, which also deals with the bank's credit and market risks. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Given that all shareholders carrying voting rights are directly or indirectly represented in the

accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as the Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on November 7, 2002, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his performance and the results of the business segments for which he is responsible, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of business success, the results of the business segments for which the respective Board member is responsible, and his individual performance.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Credit Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are eliminated.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Claims outstanding:											
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855
New lending commitments:											
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420
Capital and reserves:											
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5
General operating expenses:											
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0
Operating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3
Net income for the year:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2
Allocation to revenue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0
Total distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Investor relations

Financial Calendar 2003/2004

Key Dates 2003	
Mid-November 2003	Interim Report as of September 30, 2003
Key Dates 2004	
March 18, 2004	Annual General Meeting and (Supervisory Board) Meeting on the 2003 Annual Accounts
March 19, 2004	Press Conference on the 2003 Annual Accounts and publication of the German version of our 2003 Annual Report
May 2004	Publication of the English version of our 2003 Annual Report
Mid-August 2004	Interim Report as of June 30, 2004
Mid-November 2004	Interim Report as of September 30, 2004

Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

Mortgage Loans

Breakdown of mortgage portfolio
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

All figures are updated periodically (see Overview of updates).

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.08.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	16,171	32.70
AA+ / Aa1 / AA+	3,207	6.48
AA / Aa2 / AA	11,490	23.23
AA- / Aa3 / AA-	7,903	15.98
A+/A1/A+	508	1.03
A / A2/ A	1,294	2.62
A- / A3 / A-	522	1.06
BBB+ / Baa1 / BBB+	212	0.43
BBB / Baa2 / BBB	32	0.06
Without rating *	8,113	16.41
Total	**49,452**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	3,044	6.16
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,407	8.91
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	662	1.34
Total	**8,113**	**16.41**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,452m

Information as permitted
by banking confidentiality. **31.08.2003**

Please click on the different parts of the pie chart for further information.


31.48%
Public-sector banks, Private banks and saving banks
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
Foreign Loans
11.76%
8.91%
47.85%
Federal Government's Special Fund

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	23,665	47.85
Public-sector banks and saving banks	15,566	31.48
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,407	8.91
Foreign Loans	5,814	11.76
Total	**49,452**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,452 m

Information as permitted
by banking confidentiality. **31.08.2003**

Public-sector banks and savings banks	in Euro m
Public-sector banks	12,091
Savings banks in	in Euro m
Baden-Wuerttemberg	683
Bavaria	89
Bremen	10
Hamburg	20
Hesse	81
Lower Saxony	431
North Rhine-Westphalia	1,826
Rhineland-Palatinate	1
Saarland	35
Schleswig-Holstein	264
Mortgage loans guaranteed by the public-sector	35
Total	**15,566**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,452 m

Information as permitted by banking confidentiality.	**31.08.2003**
Cities, municipalities, non-profit organizationsand *loans guaranteed by municipal authorities in*	in Euro m
Baden-Wuerttemberg	247
Bavaria	383
Berlin	14
Brandenburg	9
Bremen	133
Hamburg	305
Hesse	219
Lower Saxony	595
Mecklenburg-Western Pomerania	36
North Rhine-Westphalia	1,748
Rhineland-Palatinate	180
Saarland	110
Saxony	2
Saxony-Anhalt	1
Schleswig-Holstein	417
Thuringia	8
Total	**4,407**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,452 m

Information as permitted by banking confidentiality.	**31.08.2003**
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	*in Euro m*
Federal Government of Germany	3,433
Federal Government's Special Fund	1,283
Laender (individual German Federal States)	18,949
Total	**23,665**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,452 m

Information as permitted by banking confidentiality.	**31.08.2003**
Loans within EU	in Euro m
Public-sector banks in EU member states	790
EU member states	1,481
EU regional governments	1,055
EU member states, cities and municipalities	108
Loans guaranteed by EU member states	919
EU institutions	127
	4,480
Other Foreign Loans	in Euro m
Public-sector banks	318
States	532
Regional governments	436
Loans guaranteed by foreign states	48
	1,334
Total	5,814

Public-sector loans

Breakdown of cover pool by countries

		31.08.2003
by countries	in Euro m	in %
Austria	942	1.90
Belgium	325	0.66
EU Institutions	127	0.26
Finland	51	0.10
France	511	1.03
Germany	43,639	88.25
Great Britain	26	0.05
Greece	450	0.91
Italy	880	1.78
Portugal	15	0.03
Spain	816	1.65
Sweden	112	0.23
The Netherlands	114	0.23
The United States*	73	0.15
Other	1,371	2.77
Total	**49,452**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are *fully guaranteed by the KfW.*

Public-sector loans

Breakdown of cover pool by risk weighting

		31.08.2003
Risk weighting	in Euro m	in %
0%	31,307	63.31
10%	6,610	13.36
20%	11,535	23.33
100%	0	0.00
Total	**49,452**	**100.00**

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/08/2003	111.52	-2.40
31/07/2003	111.52	-1.74
30/06/2003	111.52	-1.34
31/05/2003	111.52	-3.13
30/04/2003	111.52	-4.37
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86
31/12/2002	111.52	-8.94
30/11/2002	111.52	-8.23
31/10/2002	111.52	-8.23
30/09/2002	111.52	-8.58

tor loans - Cover pool at market value

/ Stress scenario

Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (Public-Sector *Pfandbrief*)	Market value (Public-Sector *Pfandbrief*) with interest rate changes		Surplus cover		
	+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
:2,606.36	49,615.34	55,597.39	49,586.24	48,338.07	50,834.41	1,277.27	3,020.13	4,762.98
;2,267.19	49,291.09	55,243.28	49,630.44	48,358.18	50,902.70	932.91	2,636.75	4,340.58
;2,312.55	49,397.38	55,227.72	49,346.56	48,239.43	50,453.69	1,157.95	2,965.99	4,774.03
;3,515.39	50,480.00	56,550.78	50,325.66	49,052.81	51,598.50	1,427.19	3,189.73	4,952.28
;2,419.59	49,374.62	55,464.56	49,989.44	48,860.91	51,117.97	513.71	2,430.15	4,346,59
;3,421.36	50,360.36	56,482.35	50,156.69	48,869.78	51,443.59	1,490.58	3,264.67	5,038.76
;3,739.77	50,724.32	56,755.22	50,410.17	49,083.55	51,736.79	1,640.77	3,329.59	5,018.42
;3,959.98	50,917.07	57,002.89	50,445.44	49,148.05	51,742.83	1,769.02	3,514.55	5,260.06

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9
31/12/2002	49,353.27	50,477.31	1,124.04	2.3	105.60	0.2	2.5
30/11/2002	49,272.87	50,275.99	1,003.12	2.0	175.50	0.4	2.4
31/10/2002	50,137.76	51,380.30	1,242.54	2.5	56.60	0.1	2.6
30/09/2002	51,635.61	52,759.97	1,124.36	2.2	194.00	0.4	2.6
31/08/2002	51,754.18	52,615.60	861.42	1.7	93.70	0.2	1.8
31/07/2002	51,926.88	53,197.72	1,270.84	2.4	521.96	1.0	3.5
30/06/2002	53,120.45	54,343.48	1,223.03	2.3	190.28	0.4	2.7
31/05/2002	52,129.00	52,928.70	799.70	1.5	333.40	0.6	2.2
30/04/2002	52,193.89	53,370.18	1,176.29	2.3	246.40	0.5	2.7
31/03/2002	52,058.05	53,049.26	991.21	1.9	114.60	0.2	2.1
28/02/2002	51,320.90	52,194.60	873.70	1.7	259.07	0.5	2.2
31/01/2002	59,986.62	51,578.17	591.55	1.2	589.90	1.2	2.3
31/12/2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3
30/11/2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31/10/2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30/09/2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31/08/2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
31/07/2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
30/06/2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31/05/2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30/04/2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31/03/2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
28/02/2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31/01/2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch		31.08.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	2,205	25.30
AA+ / Aa1 / AA+	843	9.67
AA / Aa2 / AA	2,638	30.27
AA- / Aa3 / AA-	1,323	15.18
A+/A1/A+	256	2.94
A / A2/ A	488	5.60
A- / A3 / A-	0	0.00
Without rating *	962	11.04
Total	**8,715**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	699	8.02
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	218	2.50
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	45	0.52
Total	**962**	**11.04**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **31.08.2003**

Please click on the different parts of the pie chart for further information.


Foreign Loans
17.99%
44.94%
Public-sector banks, Private banks and saving banks
2,50%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
34.57%
Federal Government's Special Fund

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	3,013	34.57
Public-sector banks and saving banks	3,916	44.94
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	218	2,50
Foreign Loans	1,568	17,99
Total	**8,715**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**31.08.2003**
Public-sector banks, Private banks and savings banks	in Euro m
Public-sector banks and Private banks	3,057
Savings banks in	in Euro m
Baden-Wuerttemberg	347
Bavaria	5
Hesse	0
Lower Saxony	55
North Rhine-Westphalia	392
Schleswig-Holstein	60
Total	**3,916**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **31.08.2003**

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	872
Federal Government's Special Fund	0
Laender (individual German Federal States)	2,141
Total	**3,013**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**31.08.2003**
Loans within EU	in Euro m
Public-sector banks in EU member states	194
EU member states	755
EU regional governments	220
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	45
EU institutions	0
	1,214
Other Foreign Loans	in Euro m
Public-sector banks	0
States	0
Regional governments	306
Loans guaranteed by foreign states	48
	354
Total	1,568

Public-sector loans - Breakdown of new lending commitments

by countries

		31.08.2003
by countries	in Euro m	in %
Austria	194	2.22
Belgium	35	0.40
EU Institutions	0	0.00
Finland	0	0
France	0	0
Germany	7,147	82.01
Great Britain	0	0
Greece	250	2.87
Italy	350	4.02
Portugal	255	2.93
Spain	130	1.49
Sweden	0	0
The Netherlands	0	0
The United States*	0	0
Other	354	4.06
Total	**8,715**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

Public-sector loans - Breakdown of new lending commitments

by risk weighting

		31.08.2003
Risk weighting	in Euro m	in %
0%	4,084	46.86
10%	1,084	12.44
20%	3,547	40.70
Total	**8,715**	**100.00**

Credit Research

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization and to optimize our models and procedures so that we can identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.

- Credit and counterparty risks consist of the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- In accordance with the Basel Consultation Paper (Basel II), Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal procedures, staff, technology or external procedures. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

Risk management under two different accounting standards. So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (HGB). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards (IAS), Essen Hyp was required to introduce IAS as an additional accounting system. As a non-trading-book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS focuses much more on market values. Thus, loans not originated by the bank and derivatives that do not pertain to any micro-hedge

this new portfolio structure, we have begun to measure our performance under IAS on a daily basis. Essen Hyp has thus created a suitable framework for simulating the potential effects of asset and liability management measures on our IAS results.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	'Market Conformity Checking' Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department, Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department, Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department, Mortgage Lending Risk Management Department, Foreclosure Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk management structure – Tasks and responsibilities.The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group. These policies form the basis of our bank's risk management and control system.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Risk acceptance. In the period under review the acceptance of risks was the responsibility of the departments

(MaK).

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated on a daily basis. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values.

The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and practical relevance of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a one-sided confidence interval, which covers both positive and negative changes in value. In 2002, we observed four outliers when assuming a 97.5% confidence level and one outlier when assuming a 99% confidence level.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift.

The Board of Managing Directors, in co-operation with the Supervisory Board, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 57.3% as of December 31, 2002 and to 69% on an annual average. The utilization of the limit for worst case scenarios stood at 63.4% on the balance sheet date, while the annual average was 56.4%.

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.


100
95
90
85
80
75
70
65
60
55
50

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital as defined in Section 10 of the German Banking Act (KWG). This limit is fixed by the BaFin.

These figures are calculated on a daily basis. In 2002 the average limit utilization within this 'traffic light system' came to 15.05%, while, on the balance sheet date, it stood at 17.97%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

Internal reporting. The Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Moreover, the market values of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate position, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Risk Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (HGB) and IAS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The report from the Notifying and Credit Research Department shows the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 84.8% of the balance sheet, public-sector loans and loans to credit institutions governed by private law and other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2002, the volume of this portfolio came to €60.2bn, including pro-rata interest of €1.5bn.

The high quality of our public-sector cover assets, amounting to €50.5bn as of December 31, 2002, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 63.4% of these assets are classified at a risk weighting of 0%, 12.2% at 10% and 24.4% at 20%. A breakdown of the loan portfolio by rating reveals that 40.4% of the assets have been awarded a triple A, 34% a double A, 6.1% a single A and 0.5% a triple B. Those assets which were not rated by an external rating agency, i.e. 19% of the total loan volume, mainly include loans to credit institutions governed by public law (46.6%) and public-sector bodies (46.4%), whose excellent credit quality was confirmed by our internal credit quality analysis.

The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.1bn as of December 31, 2002. While 22.1% of these counterparties were rated double A, 68.1% were rated single A and 6.1% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is also published in detail on our website. These figures are updated periodically. Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating.

The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time the liable own capital as defined in Section 10 of the German Banking Act (KWG).

Ratings of our cover assets	**as of Dec 31, 2002**	
Standard & Poor`s / Moody`s / Fitch	*in € m*	*in %*
AAA / Aaa / AAA	20,380	40.4
AA+ / Aa1 / AA+	7,461	14.8
AA / Aa2 / AA	6,746	13.4
AA- / Aa3 / AA-	2,956	5.8
A+ / A1 / A+	1,129	2.2
A / A2 / A	908	1.8
A- / A3 / A-	1,070	2.1

Total	**50,477**	**100.0**

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €0.3bn in the form of securities that are listed on European stock markets to EU candidate countries. These securities have an average maturity of six and a maximum maturity of eight years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group.

The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 74 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	4,250	10,464	5,304	20,018
Double A	18,166	42,571	24,172	84,909
Single A	21,669	56,986	34,780	113,435
not rated	6,496	15,434	11,412	33,342
Total	**50,581**	**125,455**	**75,668**	**251,704**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Double A	150	359	0	509
Single A	6,346	14,875	11,129	32,350
not rated	0	200	283	483
Total	6,496	15,434	11,412	33,342

Currently no interest rate derivatives for a collateralization at market value. The recently implemented 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG) now permit the inclusion of derivatives in the cover pool.

The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding Pfandbriefe, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the Pfandbriefe outstanding is a prerequisite for issuing Pfandbriefe.

Currency swaps, which have been entered into prior to the implementation of the 4th Financial Market Promotion

considerable amount in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary. Any further steps to be taken basically depend on the stress scenarios, which indirectly fix a legal overcollateralization of our cover pools on the basis of current interest rates.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Division. Further assistance is provided by a special working group on risk management, and by our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned, which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or which can only be lent against if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse marketinduced impact on the quality of the property location. Furthermore, the processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) was optimized in 2002. As in the previous years, we reassessed the risks inherent in the large-volume transactions in our loan portfolio, and especially those in the East German Federal States. In this context a number of risk-reducing measures were taken, such as demanding additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG. Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the minimum requirements for lending operations (MaK), make great demands on all German banks. Against this background Essen Hyp accelerated the development of suitable methods for the determination of the minimum capital requirements and for risk measurement under the Internal Rating Based Approach (IRB) for both public-sector and mortgage lending in 2002. This was done in close co-operation with our parent company, the Commerzbank AG.

Furthermore, we participate in two projects on loss given default (LGD) grading and probability of default (PD) rating which were initiated by the Association of German Mortgage Banks (VDH). These projects aim at optimizing the elements which are required to achieve a PD rating that satisfies the Basel II requirements, and at developing the related tools while taking into account the special characteristics of German mortgage banks.

as individual parameters specific to each bank, such as recovery costs or the time prior to realization. Thanks to this system each bank will be in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. At the end of the project the so-called 'LGD calculator' was accomplished, which illustrates the calculation of the LGD. This tool will be fully integrated into our internal IT system in 2003. As a result, we will be able to systematically calculate the LGD - and thus to internally measure the loss in an event of default - in accordance with the advanced IRB approach.

The agreement on the PD project, in the framework of which Essen Hyp will co-operate with a number of other mortgage banks and with the publishing house Bank-Verlag Köln, is about to be concluded. Measuring the 'probability of default' shows the probability of default for any loan allocated to one of the internal rating categories. The time horizon applied is one year. These measurements will be effected by means of a specific model which is meant to serve as a basis for statistical analyses and mathematical calculations. This model will form the basis for the rating tool to be applied in future in accordance with the Basel II requirements relating to the extension of mortgage loans.

In order to ensure adequate PD ratings, the quantity and quality of the available data plays a key role. The banks that are involved in the PD rating project have committed themselves to continuously providing suitable data, which will form the basis for an adequate calibration and validation. In addition to this, Essen Hyp will continue to develop PD ratings for any mortgage loan extended in close co-operation with the Commerzbank AG.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually makes assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to assess the liquidity situation, it is important that the assets relating to public-sector lending are extremely liquid so that they can be disposed of or sold under agreements to repurchase at short notice, if this is required and within the scope of nominal overcollateralization, in order to generate liquidity.

The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.21 at the end of the year (ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their causes as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole.

Based upon this risk categorization, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which nearly all employees are required to participate.

(control mechanisms, protection of customer data and system and application files).

In June 2002 this self assessment was carried out for the second time. To be able to process the huge amount of data collected we have developed a database which allows us to adequately administer, historicize and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data relating to operational risk losses.

In view of the expected legal requirements concerning the standard approach and the advanced measurement approach, it has become necessary to collect, historicize and analyze any losses incurred in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure.

Against this background Essen Hyp has recorded all losses exceeding €5,000 as from the beginning of 2002. These losses are reported in a specific 'Loss Collection Form'. We expect that in 2003 our bank will be integrated in the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all losses incurred within the Group, in 2003. Within Essen Hyp, the Board of Managing Directors receives a monthly report of all operational losses incurred.

However, even before the introduction of the self assessments referred to above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues, we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems in regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units, as well as the setting up of our alternate headquarters at year-end 2002. To rule out potential EDP failures, the bank disposes of two separate central computer systems located in different parts of Essen, one of which serves as a backup system, should the working system fail. Our alternate headquarters referred to above are situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged.

Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back office in 2002 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of suitable international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the relating risks or impact on our bank's business activities.

The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during the subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act (Geldwäschegesetz)) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The minimum requirements for trading activities (MaH) and the – new – minimum requirements for lending operations (MaK), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/08/2003	79.3	68.4
31/07/2003	45.0	68.4
30/06/2003	60.4	68.4
31/05/2003	67.3	68.4
30/04/2003	71.3	68.4
31/03/2003	73.9	68.4
28/02/2003	67.1	68.4
31/01/2003	67.1	68.4
31/12/2002	57.3	69.0
30/11/2002	60.6	69.0
31/10/2002	72.4	69.0
30/09/2002	75.8	69.0
31/08/2002	75.1	69.0
31/07/2002	63.6	69.0
30/06/2002	68.8	69.0
31/05/2002	70.6	69.0
30/04/2002	73.1	69.0
31/03/2002	72.4	69.0
28/02/2002	70.0	69.0
31/01/2002	74.1	69.0
31/12/2001	82.5	79.1
30/11/2001	88.9	79.1
31/10/2001	78.2	79.1
30/09/2001	81.1	79.1
31/08/2001	75.2	79.1
31/07/2001	77.7	79.1
30/06/2001	77.9	79.1
31/05/2001	77.6	79.1
30/04/2001	67.3	79.1
31/03/2001	80.3	79.1
28/02/2001	71.6	79.1
31/01/2001	74.5	79.1

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/08/2003	54.4	54.9
31/07/2003	26.7	54.9
30/06/2003	40.7	54.9
31/05/2003	57.2	54.9
30/04/2003	57.3	54.9
31/03/2003	60.4	54.9
28/02/2003	63.2	54.9
31/01/2003	55.7	54.9
31/12/2002	63.4	56.4
30/11/2002	63.4	56.4
31/10/2002	55.6	56.4
30/09/2002	52.4	56.4
31/08/2002	57.0	56.4
31/07/2002	49.5	56.4
30/06/2002	55.4	56.4
31/05/2002	60.8	56.4
30/04/2002	67.3	56.4
31/03/2002	54.6	56.4
28/02/2002	58.3	56.4
31/01/2002	64.0	56.4
31/12/2001	46.6	56.0
30/11/2001	60.3	56.0
31/10/2001	63.5	56.0
30/09/2001	65.8	56.0
31/08/2001	62.9	56.0
31/07/2001	68.9	56.0
30/06/2001	52.7	56.0
31/05/2001	62.6	56.0
30/04/2001	56.6	56.0
31/03/2001	43.9	56.0
28/02/2001	38.2	56.0
31/01/2001	40.0	56.0

Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

Date	Average utilization
31/08/2003	13.05%
31/07/2003	12.08%
30/06/2003	13.06%
31/05/2003	14.31%
30/04/2003	12.78%
31/03/2003	13.11%
28/02/2003	17.14%
31/01/2003	17.68%
31/12/2002	17.72%
30/11/2002	16.45%
31/10/2002	16.75%
30/09/2002	14.56%
31/08/2002	12.79%
31/07/2002	11.84%
30/06/2002	15.98%
31/05/2002	16.93%
30/04/2002	15.73%
31/03/2002	12.77%
28/02/2002	15.28%
31/01/2002	13.69%
31/12/2001	14.27%
30/11/2001	16.60%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.3% (percentage required by law: 8%) and a core capital ratio of 6.2% (percentage required by law: 4%) as of August 31, 2003, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Aug 02
Sep 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
May 03
Jun 03
Jul 03
Aug 03

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2
31/12/2002	4.0	6.0	8.0	12.0
30/11/2002	4.0	6.1	8.0	12.1
31/10/2002	4.0	6.2	8.0	12.4
30/09/2002	4.0	6.2	8.0	12.4
31/08/2002	4.0	6.6	8.0	13.2
31/07/2002	4.0	6.8	8.0	13.5
30/06/2002	4.0	6.7	8.0	13.3
31/05/2002	4.0	7.0	8.0	14.1
30/04/2002	4.0	7.1	8.0	14.2
31/03/2002	4.0	7.2	8.0	14.5
28/02/2002	4.0	7.4	8.0	14.8
31/01/2002	4.0	7.6	8.0	15.2
31/12/2001	4.0	7.7	8.0	15.3
30/11/2001	4.0	8.0	8.0	15.9
31/10/2001	4.0	7.8	8.0	15.6
30/09/2001	4.0	8.1	8.0	16.2
31/08/2001	4.0	8.0	8.0	16.1
31/07/2001	4.0	7.8	8.0	15.6
29/06/2001	4.0	7.9	8.0	15.8
31/05/2001	4.0	8.5	8.0	17.1
30/04/2001	4.0	8.3	8.0	16.5
31/03/2001	4.0	9.4	8.0	18.5
28/02/2001	4.0	8.4	8.0	16.7
31/01/2001	4.0	8.2	8.0	16.1

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0
31/12/2002	1.21	1.0
30/11/2002	1.31	1.0
31/10/2002	1.24	1.0
30/09/2002	1.24	1.0
31/08/2002	1.68	1.0
31/07/2002	1.46	1.0
30/06/2002	1.75	1.0
31/05/2002	1.40	1.0
30/04/2002	1.92	1.0
31/03/2002	1.55	1.0
28/02/2002	1.34	1.0
31/01/2002	1.96	1.0
31/12/2001	1.38	1.0
30/11/2001	1.38	1.0
31/10/2001	1.89	1.0
30/09/2001	1.79	1.0
31/08/2001	1.55	1.0
31/07/2001	1.32	1.0
29/06/2001	1.30	1.0
31/05/2001	1.75	1.0
30/04/2001	1.36	1.0
31/03/2001	1.08	1.0
28/02/2001	1.17	1.0
31/01/2001	1.52	1.0

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch **31.08.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.21
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	23	0.55
AA- / Aa3 / AA-	919	21.86
A+ / A1 / A+	790	18.79
A / A2 / A	868	20.65
A- / A3 / A-	1,197	28.47
BBB+ / Baa1 / BBB+	115	2.74
BBB / Baa2 / BBB	88	2.09
BBB- /Baa3 /BBB-	45	1.07
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	150	3.57
Total	**4,204**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	50	1.19
International credit institutions	0	0.00
Other (e.g. financial institutions)	100	2.38
Total	**150**	**3.57**

Breakdown of non-cover assets

by borrowers

	31.08.2003	
by borrowers	in Euro m	in %
National credit institutions	1,205	28.66
Foreign Governments and municipalities	313	7.45
International credit institutions	1,952	46.43
Other foreign financial institutions (guaranteed by national or international credit institutions)	600	14.27
Others	134	3.19
Total	**4,204**	**100.00**

Breakdown of non-cover assets

by countries

		31.08.2003
by countries	in Euro m	in %
Germany	**1,265**	30.09
EU member states without Germany		
The Netherlands	1,063	25.28
France	352	8.37
Austria	461	10.97
Great Britain	182	4.33
Italy	286	6.80
Irland	0	0.00
Portugal	9	0.21
Spain	20	0.48
Sweden	110	2.62
Total EU without Germany	**2,483**	**59.06**
Others	143	3.40
EU candidate countries	313	7.45
Total	**4,204**	**100.00**

Breakdown of non-cover assets

by risk weighting

		31.08.2003
Risk weighting	in Euro m	in %
0%	109	2.60
10%	225	5.35
20%	3,064	72.88
100%	806	19.17
Total	**4,204**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **31.08.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	10	0.82
AA- / Aa3 / AA-	328	26.80
A+ / A1 / A+	150	12.25
A / A2 / A	383	31.29
A- / A3 / A-	343	28.02
BBB+ / Baa1 / BBB+	10	0.82
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	0	0.00
Total	**1,224**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00
Total	**0**	**0.00**

Non-cover loans - Breakdown of new lending commitments

by borrowers

	31.08.2003	
by borrowers	in Euro m	in %
National credit institutions	217	17.73
Foreign Governments and municipalities	0	0
International credit institutions	902	73.69
Other foreign financial institutions (guaranteed by national or international credit institutions)	55	4.49
Others	50	4.09
Total	**1,224**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

		31.08.2003
by countries	in Euro m	in %
Germany	**227**	18.55
EU member states without Germany		
The Netherlands	423	34.56
France	90	7.35
Austria	270	22.06
Great Britain	26	2.12
Italy	120	9.80
Portugal	9	0.74
Total EU without Germany	**938**	**76.63**
EU candidate countries	0	0
Others	59	4.82
Total	**1,224**	**100**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

		31.08.2003
Risk weighting	in Euro m	in %
10%	45	3.68
20%	1,084	88.56
100%	95	7.76
Total	**1,224**	**100.00**

Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
31.08.2003	1,157	462.0	39.93
31.07.2003	1,155	462.0	40.00
30.06.2003	1,155	509.0	44.07
31.05.2003	1,135	465.0	40.97
30.04.2003	1,135	458.5	40.40
31.03.2003	1,135	474.5	41.81
28.02.2003	1,108	476.0	42.96
31.01.2003	1,108	449.5	40.58
31.12.2002	1,103	383.5	34.77
30.11.2002	1,103	397.6	36.03
31.10.2002	1,102	443.9	40.26

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity								**31.08.2003**
Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	4,076.5	12.64	684.1	1.05	5,091.4	6.61	9,852.0	5.65
Double A	10,887.0	33.72	14,913.0	22.93	15,999.7	20.76	41,789.8	23.97
Single A	17,305.2	53.65	49,344.6	75.89	55,740.0	72.32	122,389.8	70.19
Not rated	0	0	83.5	0.13	247.0	0.32	330.5	0.19
Total	**32,258.7**	**100.00**	**65,025.2**	**100.00**	**77,078.1**	**100.00**	**174,362.1**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.08.03**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	31,180.8	96.66	62,830.3	96.62	75,130.1	97.47	169,141.2	97.01
Swaptions	305.6	0.95	916.4	1.41	1,132.3	1.47	2,354.4	1.35
Other interest rate derivatives	102.3	0.32	204.5	0.31	0	0.00	306.8	0.18
Currency swaps	670.0	2.08	1,074.0	1.65	815.7	1.06	2,559.7	1.47
Total	**32,258.7**	**100.00**	**65,025.2**	**100.00**	**77,078.1**	**100.00**	**174,362.1**	**100.00**

Investor relations

Ratings and Analyses

Ratings*	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

* This table contains our current ratings.

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 01, 2003 and ratings as of June 03, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
▷ Fitch	Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo Pfandbriefe.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo Pfandbriefe, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information is now being complemented by further details in accordance with the provisions of the Code of Conduct.

	Already published on our Credit Research sites	New on our Credit Research sites
New public-sector lending commitments		X
New mortgage lending commitments		X
Public-sector cover pool	X	
Mortgage cover pool	X	
Derivatives	X	
Derivatives serving as cover		X
Cover pools at market value / development and stress scenarios		X
Interest rate risk	X	
Compliance with the self-restrictions regarding the investment of available funds		X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

oans

mortgage portfolio
s by type of property, region and LTV

Download as PDF

Properties in Euro m **30.06.2003**

Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Foreign countries	495.0	31.6	1.3	0.2	100.3	39.3	20.5	28.6	5.8	4.4	621.6	30.7
West **	431.6	27.6	310.2	41.4	49.2	19.3	18.3	25.5	57.9	44.0	557.0	27.5
East ***	22.8	1.5	23.6	3.1	2.6	1.0	0.8	1.1	1.5	1.1	27.7	1.4
West **	0.4	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.0
Foreign countries	1.3	0.1	1.3	0.2	0.4	0.2	0.1	0.1	0.0	0.0	1.8	0.1
West **	52.7	3.4	37.5	5.0	8.5	3.3	2.9	4.0	5.1	3.9	69.2	3.4
East ***	0.4	0.0	0.4	0.1	0.1	0.0	0.0	0.0	0.2	0.2	0.7	0.0
Foreign countries	26.4	1.7	0.0	0.0	6.9	2.7	0.0	0.0	0.0	0.0	33.3	1.6
West **	161.0	10.3	136.3	18.2	5.5	2.2	0.6	0.8	0.3	0.2	167.4	8.3
East ***	50.5	3.2	50.1	6.7	14.3	5.6	6.2	8.6	5.1	3.9	76.1	3.8
Foreign countries	18.0	1.1	0.0	0.0	1.0	0.4	0.0	0.0	0.0	0.0	19.0	0.9
West **	27.1	1.7	22.9	3.1	14.2	5.6	3.9	5.4	8.7	6.6	53.9	2.7
East ***	12.2	0.8	7.4	1.0	3.9	1.5	1.8	2.5	3.6	2.7	21.5	1.1
Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	4.1	5.7	28.4	21.6	32.5	1.6
West **	213.5	13.6	143.2	19.1	34.3	13.5	9.6	13.4	9.3	7.1	266.7	13.2
East ***	1.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.0
Foreign countries	18.9	1.2	0.0	0.0	6.3	2.5	0.5	0.7	1.1	0.8	26.8	1.3
West **	30.5	1.9	15.2	2.0	6.7	2.6	2.3	3.2	4.5	3.4	44.0	2.2

East ***	2.0	0.1	0.0	0.0	0.7	0.3	0.2	0.3	0.0	0.0	2.9	0.1
Foreign countries	559.6	35.7	2.6	0.3	114.9	45.1	25.2	35.1	35.3	26.8	735.0	36.3
West **	916.8	58.6	665.5	88.8	118.4	46.4	37.6	52.4	85.8	65.3	1,158.6	57.3
East ***	88.9	5.7	81.5	10.9	21.6	8.5	9.0	12.5	10.4	7.9	129.9	6.4
Total	**1,565.3**	**100.0**	**749.6**	**100.0**	**254.9**	**100.0**	**71.8**	**100.0**	**131.5**	**100.0**	**2,023.5**	**100.0**

?roperties in Euro m

:ountry*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Vest **	1,501.2	53.3	727.3	46.9	52.7	34.6	1.8	9.7	0.9	6.4	1,556.6	51.8
:ast ***	173.5	6.2	46.0	3.0	7.2	4.7	0.3	1.6	0.1	0.7	181.1	6.0
Vest **	403.7	14.3	191.1	12.3	21.1	13.9	1.4	7.5	0.9	6.4	427.1	14.2
:ast ***	19.5	0.7	10.0	0.6	1.3	0.9	0.1	0.7	0.1	0.7	21.0	0.7
:oreign :ountries	0.7	0.0	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.0
Vest **	594.4	21.1	484.8	31.3	56.2	36.9	11.9	63.9	9.2	65.2	671.7	22.4
:ast ***	124.5	4.4	90.3	5.8	13.8	9.1	3.1	16.6	2.9	20.6	144.3	4.8
:oreign :ountries	0.7	0.0	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.1
Vest **	2,499.3	88.7	1,403.2	90.5	130.0	85.4	15.1	81.1	11.0	78.0	2,655.4	88.4
:ast ***	317.5	11.3	146.3	9.4	22.3	14.6	3.5	18.9	3.1	22.0	346.4	11.5
Total	**2,817.5**	**100.0**	**1,550.1**	**100.0**	**152.3**	**100.0**	**18.6**	**100.0**	**14.1**	**100.0**	**3,002.5**	**100.0**

untry*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
eign intries	560.3	76.2	3.2	0.1	114.9	15.6	25.2	3.4	35.3	4.8	735.7	14.6
st **	3,416.1	89.6	2,068.7	90.0	248.4	6.5	52.7	1.4	96.8	2.5	3,814.0	75.9
st ***	406.4	85.3	227.8	9.9	43.9	9.2	12.5	2.6	13.5	2.8	476.3	9.5
tal	**4,382.8**	**87.2**	**2,299.7**	**100.0**	**407.2**	**8.1**	**90.4**	**1.8**	**145.6**	**2.9**	**5,026.0**	**100.0**

:omprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the

commitments are not taken into account.
nan Federal States including Berlin
nan Federal States

r required. Download Acrobat Reader ®)

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Download as PDF

Commercial Properties in Euro m **30.06.2003**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.1	0.0	0.0	0.0	1.3	0.2
	England	381.6	0.0	64.9	13.3	4.9	464.7	63.2
	France	23.0	0.2	3.5	1.1	0.0	27.6	3.8
	The Netherlands	24.1	0.0	6.1	2.6	0.9	33.7	4.6
	Spain	24.8	0.0	8.3	0.5	0.0	33.6	4.6
	United States	40.2	0.0	17.5	3.0	0.0	60.7	8.3
Factory/workshop buildings	The Netherlands	1.3	1.3	0.4	0.1	0.0	1.8	0.2
Shops	England	26.4	0.0	6.9	0.0	0.0	33.3	4.5
Hotels and restaurants	France	18.0	0.0	1.0	0.0	0.0	19.0	2.6
Other non-residential properties	The Netherlands	0.0	0.0	0.0	4.1	28.4	32.5	4.4
Warehouse and exhibition buildings	France	15.7	0.0	5.2	0.0	0.0	20.9	2.8
	The Netherlands	3.2	0.0	1.1	0.5	1.1	5.9	0.8
Total commercial properties	Belgium	1.3	1.1	0.0	0.0	0.0	1.3	0.1
	England	408.0	0.0	71.8	13.3	4.9	498.0	67.7
	France	56.7	0.2	9.7	1.1	0.0	67.5	9.2
	The Netherlands	28.6	1.3	7.6	7.3	30.4	73.9	10.1
	Spain	24.8	0.0	8.3	0.5	0.0	33.6	4.6
	United States	40.2	0.0	17.5	3.0	0.0	60.7	8.3
	Total	**559.6**	**2.6**	**114.9**	**25.2**	**35.3**	**735.0**	**100.0**

Residential Properties in Euro m **30.06.2003**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	Belgium	0.7	0.6	0.0	0.0	0.0	0.7	100.0
Total residential properties	Belgium	0.7	0.6	0.0	0.0	0.0	0.7	100.0
	Total	**0.7**	**0.6**	**0.0**	**0.0**	**0.0**	**0.7**	**100.0**

Total in Euro m **30.06.2003**

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.7	0.0	0.0	0.0	2.0	0.3
	England	408.0	0.0	71.8	13.3	4.9	498.0	67.7

Total	**560.3**	**3.2**	**114.9**	**25.2**	**35.3**	**735.7**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

loans - Cover pool at market value

: / Stress scenario

Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (mortgage *Pfandbrief*)	Market value (mortgage *Pfandbrief*) with interest rate changes		Surplus cover		
	+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
2,696.58	2,568.18	2,824.99	2,448.94	2,372.06	2,525.83	196.12	247.64	299.16
2,610.56	2,482.57	2,738.54	2,428.51	2,349.27	2,507.75	133.30	182.05	230.79
2,636.10	2,393.23	2,878.97	2,423.44	2,374.49	2,472.39	18.75	212.67	406.59
2,593.52	2,344.21	2,842.83	2,329.09	2,256.97	2,401.21	87.24	264.43	441.62
2,377.34	2,143.22	2,611.47	2,085.68	2,017.46	2,153.90	125.76	291.66	457.57
2,264.60	2,052.63	2,476.57	1,970.40	1,904.40	2,036.39	148.23	294.20	440.18
2,313.81	2,096.69	2,530.93	2,014.17	1,947.10	2,081.24	149.58	299.63	449.68
2,261.47	2,053.37	2,469.57	2,022.18	1,954.29	2,090.07	99.08	239.29	379,50
2,074.65	1,881.32	2,267.98	1,874.85	1,808.78	1,940.92	72.54	199.79	327.06
2,009.61	1,830.44	2,188.78	1,835.81	1,771.17	1,900.45	59.27	173.80	288.33
1,930.40	1,757.46	2,103.34	1,718.02	1,655.48	1,780.56	101.98	212.38	322.78
1,972.86	1,794.31	2,151.41	1,728.45	1,663.41	1,793.58	130.90	244.41	357.83

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover*
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68
31/12/2002	12.73
30/11/2002	12.67
31/10/2002	12.32
30/09/2002	12.35
31/08/2002	12.08
31/07/2002	12.20
30/06/2002	11.86
31/05/2002	11.76
30/04/2002	11.75
31/03/2002	11.37
28/02/2002	11.43
31/01/2002	11.73
31/12/2001	11.75
30/11/2001	11.51
31/10/2001	11.54
30/09/2001	11.04
31/08/2001	11.08
31/07/2001	11.34
30/06/2001	11.47
31/05/2001	11.71
30/04/2001	11.10
31/03/2001	11.18
28/02/2001	11.32
31/01/2001	11.38

ɔans

new lending commitments
ɜ by type of property, region and LTV

Download as PDF

Properties in Euro m **30.06.2003**

	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80%	in %	LTV 81-90%	in %	LTV> 90%	in %	Total	in %
	Foreign countries	137.2	52.2	0.0	0.0	42.1	55.0	13.5	51.9	13.7	29.0	206.5	50.1
	West **	32.5	12.4	0.5	0.0	8.2	10.7	2.6	10.0	2.3	4.9	45.6	11.1
	East***	0.2	0.1	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.3	0.1
	West**	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
gs	West **	1.4	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4	0.3
	East***	1.5	0.6	0.0	0.0	0.5	0.7	0.2	0.8	0.0	0.0	2.2	0.5
	Foreign countries	25.5	9.7	0.0	0.0	6.5	8.5	0.0	0.0	0.0	0.0	32.0	7.8
	West**	9.0	3.4	0.0	0.0	3.0	3.9	0.3	1.2	0.0	0.0	12.3	3.0
	East ***	6.0	2.3	0.0	0.0	1.8	2.3	0.9	3.5	2.0	4.2	10.7	2.6
	West **	0.8	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.2
	East ***	0.3	0.1	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.4	0.1
	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	4.1	15.8	28.4	60.1	32.5	7.9
	West **	27.1	10.3	0.0	0.0	7.5	9.8	3.3	12.7	0.7	1.5	38.6	9.4
nd	Foreign countries	17.8	6.8	0.0	0.0	6.0	7.8	0.8	3.1	0.0	0.0	24.6	6.0
	West **	3.2	1.2	0.0	0.0	0.8	1.0	0.3	1.2	0.1	0.2	4.4	1.1
ial	Foreign countries	180.5	68.7	0.0	0.0	54.6	71.3	18.4	70.8	42.1	89.1	295.6	71.7
	West **	74.1	28.2	0.5	0.0	19.5	25.5	6.5	25.0	3.1	6.7	103.2	25.0
	East ***	8.0	3.1	0.0	0.0	2.5	3.3	1.1	4.2	2.0	4.2	13.6	3.3
	Total	**262.6**	**100.0**	**0.5**	**100.0**	**76.6**	**100.0**	**26.0**	**100.0**	**47.2**	**100.0**	**412.4**	**100.0**

Properties in Euro m

	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	West **	510.5	68.7	0.5	7.6	44.2	63.2	0.8	17.4	0.4	12.4	555.9	67.7
	East ***	88.9	12.0	0.0	0.0	6.4	9.2	0.3	6.5	0.1	3.1	95.7	11.7
	West **	85.1	11.4	0.2	3.0	6.9	9.9	0.4	8.7	0.2	6.2	92.6	11.3
	East ***	3.3	0.4	0.0	0.0	0.3	0.4	0.0	0.2	0.0	0.0	3.6	0.4
	West **	48.6	6.5	5.9	89.4	11.5	16.5	3.1	67.2	2.5	77.4	65.7	8.0
es	East ***	7.2	1.0	0.0	0.0	0.6	0.9	0.0	0.0	0.0	0.9	7.8	1.0
al	West **	644.2	86.6	6.6	100.0	62.6	89.6	4.3	93.3	3.1	96.0	714.2	87.0
	East ***	99.4	13.4	0.0	0.0	7.3	10.4	0.3	6.7	0.1	4.0	107.1	13.0
	Total	**743.6**	**100.0**	**6.6**	**100.0**	**69.9**	**100.0**	**4.6**	**100.0**	**3.2**	**100.0**	**821.3**	**100.0**

Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Foreign countries	180.5	61.1	0.0	0.0	54.6	18.5	18.4	6.2	42.1	14.2	295.6	24.0
West **	718.3	87.9	7.1	100.0	82.1	10.0	10.8	1.3	6.2	0.8	817.4	66.2
East ***	107.4	88.9	0.0	0.0	9.8	8.1	1.4	1.2	2.1	1.8	120.7	9.8
Total	**1,006.2**	**81.6**	**7.1**	**100.0**	**146.5**	**11.9**	**30.6**	**2.5**	**50.4**	**4.1**	**1,233.7**	**100.0**

comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the
commitments are not taken into account.
nan Federal States including Berlin
nan Federal States

r required. Download Acrobat Reader ®)

Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Download as PDF

Commercial Properties in Euro m **30.06.2003**

Total mortgage loans	Country*	LTV up to 60%	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	England	47.4	14.8	6.1	5.0	73.3	24.8
	The Netherlands	24.1	6.1	2.6	6.6	39.4	13.3
	Spain	43.4	14.5	3.6	2.1	63.6	21.5
	United States	22.3	6.7	1.2	0.0	30.2	10.3
Shops	England	25.5	6.5	0.0	0.0	32.0	10.8
Other non-residential properties	The Netherlands	0.0	0.0	4.1	28.4	32.5	11.0
Warehouse and exhibition buildings	France	17.8	6.0	0.8	0.0	24.6	8.3
Total commercial properties	England	72.9	21.3	6.1	5.0	105.3	35.6
	France	17.8	6.0	0.8	0.0	24.6	8.3
	The Netherlands	24.1	6.1	6.7	35.0	71.9	24.3
	Spain	43.4	14.5	3.6	2.1	63.6	21.5
	United States	22.3	6.7	1.2	0.0	30.2	10.3
Total		**180.5**	**54.6**	**18.4**	**42.1**	**295.6**	**100.0**

Total in Euro m

Country*	LTV up to 60%	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
England	72.9	21.3	6.1	5.0	105.3	35.6
France	17.8	6.0	0.8	0.0	24.6	8.3
The Netherlands	24.1	6.1	6.7	35.0	71.9	24.3
Spain	43.4	14.5	3.6	2.1	63.6	21.5
United States	22.3	6.7	1.2	0.0	30.2	10.3
Total	**180.5**	**54.6**	**18.4**	**42.1**	**295.6**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Credit Research

Overview of updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	08.2003
by borrowers and regions	monthly	08.2003
by countries	monthly	08.2003
by risk weighting	monthly	08.2003
derivatives serving as cover	monthly	08.2003
Cover pool at market value		
Development/ Stress scenario	monthly	08.2003
Surplus cover	monthly	08.2003
Breakdown of new lending commitments		
by rating	monthly	08.2003
by borrowers and regions	monthly	08.2003
by countries	monthly	08.2003
by risk weighting	monthly	08.2003
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	08.2003
by borrowers and regions	monthly	08.2003
by countries	monthly	08.2003
by risk weighting	monthly	08.2003
Breakdown of new lending commitments		
by rating	monthly	08.2003
by borrowers and regions	monthly	08.2003
by countries	monthly	08.2003
by risk weighting	monthly	08.2003
Investment of available funds	monthly	08.2003
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	06.2003
foreign loans by type of property, country and LTV	quarterly	06.2003
derivatives serving as cover	monthly	08.2003

Cover pool at market value

Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	08.2003
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	06.2003
foreign loans by type of property, country and LTV	quarterly	06.2003
Derivatives		
Counterparty ratings	monthly	08.2003
Yield curve distribution	monthly	08.2003
Risk Management		
Value-at-risk	monthly	08.2003
Worst-case scenario	monthly	08.2003
Interest rate risk	monthly	08.2003
Grundsatz I	monthly	08.2003
Grundsatz II	monthly	08.2003

Bonds & Notes

The German *Pfandbrief*



During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment - a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 38% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. The key characteristics of a Jumbo *Pfandbrief* are a minimum issuance volume of €500m and the commitment of at least three market makers to simultaneously quote bid/offer spreads for tickets of up to €15m during normal trading hours. As a result, Jumbo *Pfandbriefe* show a higher liquidity and more flexibility than traditional *Pfandbriefe*.

- Our Treasury Department
- Basic principles of the German Mortgage Bank Act
- Jumbos / Globals
- Essen Hyp Debt Issuance Program
- Euro Commercial Paper Program
- Bloomberg and Reuters Company Information

Bonds & Notes

Our Treasury Department



Heads of Treasury Department

- Günter Pless Head of Treasury
- Heidi Riedel Deputy Head of Treasury
- Raimund Bitter Deputy Head of Treasury

Capital Markets

- Oliver Schwarzer
- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Michael Leineweber
- Monika Rieks

Derivatives

- Ulrich Nowak
- Claudia Retz
- Stefan Zander

Research

- Dirk Chlench

Trading Support

- Petra Hoffmanns
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Secretarial Support

- Elke Joachimiak
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Bonds & Notes

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities

Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities

Public-sector loans that are eligible for cover may now be extended to

now also be funded through the issuance of public-sector Pfandbriefe (Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 30.07.2003

	Increases							Ratings
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/Moody's F
257 347			511	5,750	02/10/03	25/09/96	2/4/5/8	AAA/Aa1
257 425			1,500	3,250	20/01/04	13/01/99	1-3/5/6-8/10/15/17/22	AAA/Aa1
257 326			1,023	5,750	06/02/04	31/01/96	1/2/4/5/8	AAA/Aa1
257 428			2,000	3,500	17/03/04	10/03/99	1-3/5/6/8-10/11/14	AAA/Aa1
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1
257 487	1.500	01/03	2,500	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1
245 522	500	07/03	1,000	1,750	21/02/05	13/02/03	1/3/5/13/18/24	AAA/Aa1
257 374	2.512	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aa1
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1
802 308			2,000	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aa1
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldm Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlir 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbar 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aa1
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Tel.: +49 201 8135-353
E-mail: Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's:	A-2 (Standard & Poor's) P-1 (Moody's)
Arranger:	Commerzbank AG
Frequent dealers:	Commerzbank AG, Deutsche Bank AG, Société Générale
Day-to-day dealer:	Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- Interim Report as of June 30, 2003 html
- Interim Report as of June 30, 2003 (English version) pdf
- Press Release as of June 30, 2003 (English version) pdf

- Annual Report 2002 (English version) html
- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2000

Interim Report as of June 30, 2003

Dear business colleagues,

The already rather hesitant recovery of the global economy basically came to a standstill in the first half of this year. While the U.S. economy grew moderately in the period under review, economic development in the euro area and in Japan was more or less stagnating. The Iraq conflict and the resulting increase in energy prices, combined with the outbreak of the SARS disease in East Asia, once again led to a cooling down of the world economy. However, thanks to the end of the Iraq war, initial signs of a mitigation of the geopolitical tensions in other regions, and the successful fight against SARS, some of the major obstacles to an economic recovery were overcome by the end of the period under review. Against this backdrop certain leading indicators pointed to an acceleration of economic growth in the United States - and maybe also in the euro area - in the second half of this year.

▷ Read more...
▷ At a glance
▷ Figures from the balance sheet
▷ Figures from the profit and loss account

Interim Report as of June 30, 2003

Dear business colleagues,

The already rather hesitant recovery of the global economy basically came to a standstill in the first half of this year. While the U.S. economy grew moderately in the period under review, economic development in the euro area and in Japan was more or less stagnating. The Iraq conflict and the resulting increase in energy prices, combined with the outbreak of the SARS disease in East Asia, once again led to a cooling down of the world economy. However, thanks to the end of the Iraq war, initial signs of a mitigation of the geopolitical tensions in other regions, and the successful fight against SARS, some of the major obstacles to an economic recovery were overcome by the end of the period under review. Against this backdrop certain leading indicators pointed to an acceleration of economic growth in the United States – and maybe also in the euro area – in the second half of this year.
After a pick-up in inflation triggered by higher crude oil prices in the first quarter of 2003, inflationary pressures worldwide have once more clearly diminished by the end of the reporting period. Inflation in the euro area dropped below the 2% mark in May. In view of the current under-utilization of capacities throughout the world it has to be expected that this global disinflation process will continue in the second half of the year, even though inflation has already reached a rather low level. Against this backdrop warnings of the Federal Reserve and the International Monetary Fund (IMF) that there is a certain risk of deflation have pushed bond prices, which had already been boosted by doubts about the frequently forecasted economic recovery, to record levels. In Germany, for instance, the current yield fell to an all-time low of 3.08% in mid-June. Even in times of the gold standard during the German Empire (Kaiserreich), yield levels never dropped that low. The European Central Bank responded to the fragile economic situation by lowering its key interest rate by a total of 75 basis points to not more than 2%. In this environment, 10-year *Pfandbrief* yields fell from around 4.5% at the beginning of the year to a historic low of 3.6% in mid-June. The yield advantage over Bunds with the same maturity decreased from more than 15 basis points to around 10 basis points in the period under review. During the past two weeks, however, bond prices were on the decline due to better than expected growth figures for the U.S. economy.

Public-sector lending. The total volume of our new public-sector lending commitments, including loans that are not eligible to serve as cover for our public-sector *Pfandbriefe*, came to A8.5bn (A10.1bn) in the first six months of 2003. This figure includes loans to public-sector bodies and institutions governed by public law totaling A4.2bn (A2.7bn) and securities eligible for cover totaling A3.4bn (A6.2bn).
The bank took securities issued by other borrowers and not eligible for cover totaling A0.9bn (A1.2bn) onto its books. In the first half of 2003, the territorial authorities, and the German government and the German Federal States in particular, tapped the capital markets more actively than before, which is reflected by the clear increase in loans extended to publicsector bodies. The reduction in our total volume of public-sector loans is in line with our plans regarding the development of our balance sheet total and risk assets, also taking into account the projected further expansion of our property financing activities.

Property financing. The total volume of our new mortgage lending commitments grew by around 69% compared to the same period in the previous year and stood at A1,233m (A728m) at the end of the reporting period. Foreign commercial property financing transactions, in which Essen Hyp mainly participated as a syndicate partner, accounted

We expect that our financing activities in the United States will be further promoted by our future representative office in New York, which we plan to open in the course of the second half of this year.
Essen Hyp can report a clear increase in the total volume of new mortgage loans to domestic borrowers to A938m (A506m). The vast majority of this figure (A817m) relates to loans granted in the West German Federal States. The total volume of new lending commitments in the East German Federal States came to A121m. As before, our parent bank, the Commerzbank AG, is our most important partner in domestic mortgage lending. A781m of our total volume of new loans was granted via the Commerzbank. At A702m, retail loans to homeowners account for the vast majority of this figure.
In order to obtain even leaner loan processing structures, we have outsourced loan processing and administrative tasks relating to our retail loan portfolio to a well-known servicing company.

The bank's funding and balance sheet total. In order to refinance the bank's lending activities in the first half of this year, bonds totaling A16.9bn (A12.9bn) were placed on the capital markets. Of this figure, *Pfandbriefe* accounted for A8.3bn (A6.4bn), including Jumbo and Global *Pfandbriefe* totaling A2bn (A3bn). Other bonds and notes came to A8.6bn (A6.5bn). Revolving drawings from our Commercial Paper Program totaled A4.1bn (A5.8bn) in the period under review. The average program utilization stood at A1.4bn (A1.9bn) on the reporting date.
While Essen Hyp concentrated on small issues in the first months of the current financial year, we once again launched a largevolume issue in the middle of this year. Just after the end of the period under review, i.e. in July 2003, Essen Hyp launched a public-sector Jumbo *Pfandbrief* in the form of a Global, with the total issuance volume coming to A2bn. This was the first *Pfandbrief* in Germany with an investor greenshoe. Our investors were entitled to order up to a further 10% of their previously allotted quotas at a specific point in time and at the original re-offer price. This public-sector Jumbo was not placed via the traditional book-building process, but was structured as a 'pot deal' so that the bank has a transparent and central order book. At A71.5bn, Essen Hyp's balance sheet total as of the reporting date slightly exceeded the figure as of year-end 2002 (A70.9bn).

Profit and loss account. Net interest and commission income grew by 11.6% in year-on-year terms and came to A110.4m (A98.9m) as of June 30, 2003. At the same time, general operating expenses basically maintained the previous year's level and stood at A11.5m (A11.2m). In spite of our conservative risk assessment, provision for possible loan losses decreased to A24.1m compared to A26.8m in the previous year. The balance of other operating income and expenses was negative (-A0.4m) and thus clearly fell below the previous year's level (+A7.7m). However, it has to be taken into account that last year's figure was primarily due to non-recurring effects from the sale of a property which had been taken over by the bank in order to prevent losses. The bank's operating result for the first two quarters of 2003 thus stands at A74.4m, an 8.5% increase compared to the same period of the previous year (A68.6m).

Ratings. In coordination with the rating agencies assessing our bank we have thoroughly analyzed our strategic position within the mortgage bank sector, our integration in the business strategy of our parent company, the Commerzbank AG, our stand-alone business strategy, our business and earnings performance in the first quarter of 2003 and the 'sustainability' of our business model. Based upon this analysis, FitchRatings, Moody's and Standard & Poor's confirmed all ratings of Essen Hyp. Standard & Poor's additionally upgraded the outlook of our counterparty rating from 'negative' to 'stable'. Our long-term counterparty ratings now stand at (A-/A2/BBB+), with all rating agencies assessing the outlook as 'stable'. At the same time, our short-term counterparty rating (F2/P-1/A-2), as well as the ratings of our public-sector *Pfandbriefe* (AAA/Aa1/AAA) were confirmed. With regard to the counterparty ratings, we will further intensify our dialogue with the rating agencies in order to achieve rating upgrades, given that we consider these ratings, and especially those below single A, to be unjustified. An up-to-date

overview of Essen Hyp's ratings, as well as the available rating reports, can be retrieved from our website www.essenhyp.com.

Roadshows and Capital Market Conference. Prior to launching our public-sector Jumbo *Pfandbrief* with investor greenshoe we organized roadshows in several German cities in the first quarter of 2003. Furthermore, we had roadshow presentations in Central and Eastern European countries, Scandinavia and the Middle East at the beginning of July. These roadshows were followed by our 3RD International Capital Market Conference, which took place in Essen from July 10 to 12, 2003. On that occasion, Essen Hyp was able to welcome some 400 capital market experts and analysts from Europe, North America, Japan and the Middle East, including representatives of German and international banks, the rating agencies and the Association of German Mortgage Banks (VDH). Our guest speaker on July 10, 2003 was the former President of the USSR, Mikhail Gorbachev, whose lecture focused on 'Western Europe – Eastern Europe – Europe'.

Future prospects. In view of the ongoing uncertainty as regards the overall economic development in the current financial year, we expect that the capital market environment will remain volatile and rather unpredictable in the second half of the year. However, Essen Hyp's business figures and earnings performance show that our bank is able to defend its position even in a hostile environment. In view of the successful expansion of Essen Hyp's national and international property financing activities and the positive development of the bank's public-sector lending and funding business, the Board of Managing Directors is confident to report a return on equity after tax of around 14 % for the business year 2003.

Essen, July 2003

The Board of Managing Directors

Interim Report as of June 30, 2003

At a glance

	June 30, 2003	Dec 31, 2002
	€ m	€ m
Balance sheet total	71,513	70,979
Subscribed capital and reserves	584	554
Profit-sharing certificates	284	284
Subordinated liabilities	282	297
Claims outstanding		
Mortgage loans	4,923	4,290
Public-sector loans	34,482	35,870
Securities issued by other borrowers	23,637	24,286
Other loans/other claims	5,519	4,035
Liabilities		
To banks	14,251	12,476
To customers	3,613	3,259
Securitized liabilities	52,092	53,742

	June 30, 2003	June 30, 2002
	€ m	€ m
New lending commitments		
Mortgage loans	1,233	728
Public-sector loans	4,210	2,656
Securities issued by other borrowers	4,253	7,484
Profit and loss account		
Net interest income	116.8	104.1
Net interest income and commission income	110.4	98.9
General operating expenses	11.5	11.2
Operating result before provision for possible loan losses	98.5	95.4
Provision for possible loan losses	-24.1	-26.8
Operating result	74.4	68.6

Interim Report as of June 30, 2003

Figures from the balance sheet

	June 30, 2003 €m	Dec 31, 2002 €m
Claims on banks	16,922.2	16,588.3
a) mortgage loans	2.1	2.1
b) public-sector loans	11,446.4	12,562.9
c) other claims	5,473.7	4,023.3
Claims on customers	28,001.2	27,606.1
a) mortgage loans	4,920.4	4,287.8
b) public-sector loans	23,035.6	23,306.7
c) other claims	45.2	11.6
Bonds and other fixed-income securities	24,633.9	24,937.7
a) bonds and notes	23,636.6	24,286.0
b) bonds and notes issued by Hypothekenbank in Essen AG	997.3	651.7
Liabilities to banks	14,250.8	12,476.4
a) registered mortgage *Pfandbriefe* issued	217.6	73.5
b) registered public-sector *Pfandbriefe* issued	545.8	404.9
c) other liabilities	13,487.4	11,998.0
Liabilities to customers	3,613.1	3,258.7
a) registered mortgage *Pfandbriefe* issued	639.0	658.3
b) registered public-sector *Pfandbriefe* issued	1,638.6	1,502.1
c) other liabilities	1,335.5	1,098.3
Securitized liabilities	52,092.2	53,741.9
a) mortgage *Pfandbriefe* issued	1,633.6	1,152.3
b) public-sector *Pfandbriefe* issued	46,739.8	48,830.4
c) other bonds and notes	3,718.8	3,759.2
Subordinated liabilities	281.7	296.9
Profit-sharing certificates	283.6	283.6
Capital and reserves	583.9	553.9
a) subscribed capital	219.3	201.3
b) capital reserve	364.6	352.6
Balance sheet total	71,513.3	70,978.6

Interim Report as of June 30, 2003

Figures from the profit and loss account

	Jan 1 - June 30, 2003	Jan 1 - June 30, 2002	Change
	€m	€m	in %
Interest income from lending and money-market transactions, fixed-income securities, and government-inscribed debt	1,502.5	1,565.1	-4.0
Current income from shares and other variable-yield securities, investments and holdings in affiliated companies	31.0	26.2	18.3
Interest paid	1,416.7	1,487.2	-4.7
Net interest income	116.8	104.1	12.2
Commissions recieved	1.6	0.3	433.3
Commissions paid	8.0	5.5	45.5
Net commission income	-6.4	-5.2	23.1
Net interest and commission income	110.4	98.9	11.6
Wages and salaries	4.8	4.7	2.1
Compulsory social-security contributions	0.9	0.7	28.6
Other administrative expenses including depreciation on fixed assets	5.8	5.8	0.0
General operating expenses	11.5	11.2	2.7
Balance of other operating income and expenses	-0.4	7.7	-105.2
Operating result before provision for possible loan losses	98.5	95.4	3.2
Provision for possible loan losses	-24.1	-26.8	-10.1
Operating result	74.4	68.6	8.5
Average number of staff	128	134	
including: part-time staff and trainees	11	13	

International Property Financing

Europe and North America

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) - because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project - for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings,

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.


Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners
- Download brochure: "In the spotlight..."

International Property Financing

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction - from counseling via loan commitment and disbursement to full redemption - will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.


Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

International Property Financing

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

International Property Financing

Your contact partners

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.



▷ Hergen Dieckmann

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ Rainer Polenz

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ Assem El Alami

HYPOTHEKENBANK IN ESSEN AG

HYPOTHEKENBANK IN ESSEN AG

In the spotlight: international real estate projects
Sous les projecteurs: les projets immobiliers internatio



Head Office
Siège social

Hypothekenbank in Essen AG
International Property Financing Desk | Service financements internationaux
Gildehofstrasse 1
D-45127 Essen
Tel.: +49 2 01 81 35-479 (Hergen Dieckmann)
Tel.: +49 2 01 81 35-480 (Thomas Link)
Fax: +49 2 01 81 35-296
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Representative Offices
Bureaux de Représentation

London | Londres
Commerzbank House
23 Austin Friars
London EC2N 2NB
United Kingdom | Royaume-Uni
Tel.: +44 20 7638 0952 (Rainer Polenz)
Fax: +44 20 7638 0953
E-mail: info@london.essenhyp.com

Paris
9, avenue de Friedland
F-75008 Paris
Tel.: +33 1 42 25 25 30 (Assem El Alami)
Fax: +33 1 42 25 25 39
E-mail: info@paris.essenhyp.com

Brussels | Bruxelles
Rue de l'Amazone 2
B-1050 Brussels | Bruxelles
Tel.: +32 2 534 95 95 (Jörn Kronenwerth)
Fax: +32 2 534 96 96
E-mail: joern.kronenwerth@belgium.messefrankfurt.com



Successful realization of international real estate projects
Des projets immobiliers internationaux à succès

Whether office buildings or shopping malls – major first class real estate projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Tailored and innovative financing structures which aim to ensure maximum planning security are available to you at Hypothekenbank in Essen AG (Essen Hyp).

Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk, which combines the expertise of real estate specialists, financial experts and attorneys with swift decision-making and competitive loan terms. Our customers include leading national investors as well as well-known international borrowers who are active on international, national and regional real estate markets.

Qu'il s'agisse d'immeubles de bureaux ou de centres commerciaux, la rentabilité d'importants projets immobiliers de première qualité dépend aussi du partenaire financier adéquat. Hypothekenbank in Essen AG, en bref Essen Hyp, vous propose des stratégies de financement innovatrices tout en garantissant un maximum de visibilité pour l'avenir.

Au sein de notre équipe des financements internationaux nous avons concentré le savoir-faire de spécialistes en immobilier et en finance, ainsi que de juristes, une réactivité accrue et des conditions financières avantageuses. Parmi notre clientèle, nous comptons des investisseurs nationaux importants et des investisseurs internationaux de recommande agissant au niveau régional, national et mondial.



Financements immobiliers taillés sur mesure

We bring in our know-how and expertise to work out innovative financing structures – for existing properties and future investments alike. Our basic terms and conditions, which can be tailored to the specific requirements of each individual borrower, are as follows:

- We can make available loans ranging from 10 million euros to several hundred million euros (or the equivalent in other currencies).
- We offer competitive loan terms.
- We accept terms of up to 10 years or more.
- We offer fixed or floating interest rates.
- We participate in loan syndicates – as arranger or as syndicate partners – but we are also prepared to act as stand-alone lender.
- We are prepared to accept subordinated mortgages in selected cases.

Establishing and maintaining fruitful and long-term business relations is always our main objective. Our team will inform you of our basic decision on your loan application within a few days so that you can put your plans into practice without delay. Having obtained and reviewed all documents needed for decision-making (due diligence) we will issue an irrevocable lending commitment within a period of time agreed with you.

Nous mettons nos capacités d'intervention et notre expérience en service de vos investissements actuels ainsi que vos projets futurs. Nous adaptons à chaque projet sa structure de financement:

- Nous accordons des prêts immobiliers d'un montant compris entre dix millions d'euros et plusieurs centaines de millions d'euros (ou l'équivalent en autres monnaies).
- Vous bénéficiez de conditions financières intéressantes.
- La durée de nos prêts immobiliers peut aller jusqu'à dix ans et plus.
- Nous appliquons des taux d'intérêt fixes ou variables.
- Essen Hyp peut agir en tant que prêteur unique, en participation ou en syndication.
- Dans des cas particuliers, nous assurons le financement hypothécaire de deuxième rang.

Une collaboration fructueuse et de longe durée a toujours été le but de nos efforts. Afin de vous permettre la mise en œuvre immédiate de vos projets, nous vous communiquerons notre décision de principe dans le plus bref délai. Sur la base de la vérification de tous les documents fournis («due diligence»), nous vous présenterons une offre ferme dans le délai convenu avec vous.



Arc de Seine, Paris, France
This office building, in whose financing Essen Hyp is involved, is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

Arc de Seine, Paris, France
Cet immeuble d'une surface utile de 45.151 m² et achevé en 2001 dans le sud-ouest de Paris fut financé avec des fonds de Essen Hyp.



Morrison Street, Edinburgh, Scotland
'The Exchange' is an up-and-coming office district in the center of Edinburgh. Here Essen Hyp participates in the financing of this administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

Morrison Street, Edimbourg, Écosse
Essen Hyp a cofinancé cet immeuble administratif d'une surface utile de 50.000 m² et achevé en 2001 dans le quartier d'affaires émergeant «The Exchange» au centre d'Edimbourg.



Smart Building, Rosslyn, United States
This building with a total office area of 31,752 sqm and retail units totaling 519 sqm was completed in March 2002. It is located in the Rosslyn office submarket in Arlington County, close to Washington D.C. The construction of the building was partly financed with funds provided by Essen Hyp.

Smart Building, Rosslyn, États-Unis
Inauguré en mars 2002, cet immeuble offre 31.752 m² de bureaux et 519 m² de surface commerciale. Smart Building est situé dans la zone tertiaire de Arlington County près de Washington D.C. Il fut cofinancé par Essen Hyp.



City Point, London, England
With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from a good location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

City Point, Londres, Angleterre
L'immeuble de bureaux « City Point » avec ses 37 étages compte parmi les deux tours les plus hautes de la City de Londres, profitant par la même d'une bonne situation. Réouvert en 1998, cet actif offre 54.000 m^2 de bureaux, 4.700 m^2 de surface commerciale et 8.200 m^2 de surface commerciale et 8.200 m^2 d'archives. Essen Hyp a participé à son financement.



Know-how for your international real estate projects
Un esprit d'équipe pour vos projets immobiliers internationaux

The entire financing transaction - from counseling via loan commitment and disbursement to full redemption – will be *handled by one particular internal expert who is familiar* with all project-specific requirements. In addition to this, our bank has representative offices at the most important international real estate markets.

Besides mortgage lending in Germany our core activity is the granting of loans in Great Britain, France, Belgium, the Netherlands, Switzerland, Spain, the United States and Canada. Our particular focus is on properties that benefit from a good location in major cities. However, we are also prepared to support regional projects.

The properties that interest us most are office buildings, logistics centers and shopping malls that are located in major catchment areas and benefit from low vacancy rates, as well as multi-family residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing.

Du conseil initial, en passant par la signature de l'acte de prêt et le versement des fonds jusqu'au remboursement complet du prêt, votre conseiller individuel de Essen Hyp, qui connaîtra les exigences particulières de votre projet, vous accompagnera dans toutes vos démarches. En plus, Essen Hyp entretient des bureaux de représentation sur les marchés les plus importants du monde.

Outre le financement immobilier en *Allemagne*, *Essen* Hyp est active au Royaume-Uni, en France, en Belgique, aux Pays-Bas, en Suisse, en Espagne, aux États-Unis et au Canada. Notre attention est attirée en particulier par des actifs avec un bon emplacement en métropole mais nous *sommes également à votre écoute pour vos projets en province.*

Notre centre d'intérêt comprend des immeubles de bureaux, des centres logistiques et commerciaux, ayant un faible taux de vacance, dans les zones à forte concentration urbaine, et des projets résidentiels importants ainsi que des actifs existants, entièrement loués à long terme à des locataires renommés.

West Jackson, Chicago, United States
The 'City Loop' is situated in the Central Business District of downtown Chicago, thus benefiting from an excellent location close to the financial center. Here, Essen Hyp participates in the financing of a *22-floor property with a total office area of 129,385* sqm and retail units totaling 3,646 sqm.

West Jackson, Chicago, États-Unis
Cet immeuble de 22 étages offre 129.385 m^2 de bureaux et 3.646 m^2 de surface commerciale. Il est situé dans le « City Loop » qui fait partie du quartier central d'affaires de Downtown Chicago et profite de la proximité du quartier financier. Essen Hyp a participé à son financement.





Thomas More Square, London, England
This building complex, which was financed by Essen Hyp, is situated at St. Katherine Docks on the River Thames, between the City and the Docklands. The property offers a total office area of 44,500 sqm, retail units totaling 2,500 sqm and storage space totaling 2,500 sqm.

Thomas More Square, Londres, Angleterre
Situé entre la City et les Docklands, sur le dock St. Catherine, cet ensemble d'immeubles offre 44.500 m^2 de bureaux, 2.500 m^2 de surface commerciale et 2.500 m^2 d'archives. Essen Hyp a mis en place son financement.



Far-sighted financing transactions
Un financement prévoyant

We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Safety, and the question as to whether the risks are calculable over the long-term, are key determinants for our credit decision.
This is why we thoroughly analyze the quality of each property, including its location and investment profitability. The question as to whether a property can be used for multiple purposes, together with the cash flows from rental income, are the most important parameters in our project analysis.
Each property to be financed is appraised by our internal experts. We additionally seek the advice of external specialists who have to give evidence of their qualification and experience with the respective type of property.
With a few exceptions, the standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Nous nous considérons comme des spécialistes, garantissant le succès durable de vos projets. Notre engagement assure la rentabilité et la pérennité de votre projet. C'est pourquoi notre décision de crédit est basée sur une évaluation approfondie des risques, de l'état de l'immeuble, son emplacement géographique, la rentabilité du projet et en particulier les possibilités de la recommercialisation en cas de libération de surfaces et la stabilité du cash-flow issu des revenus locatifs.
Chaque actif est évalué par nos experts ou par des spécialistes externes. *Selon le type d'actif, nous coopérons* avec des spécialistes sur place choisis selon leurs qualifications et leur expérience.
Sauf certaines exceptions, tout prêt sera sécurisé par une hypothèque ou un privilège, par une cession des revenus locatifs, de primes d'assurance et, si nécessaire, d'autres sûretés tel que le nantissement des parts de la société emprunteuse.

Sun Trust International Center, Miami, United States
This 31-floor property, in whose financing Essen Hyp participates as a syndicate partner, is located in the heart of downtown Manhattan and offers a total office area of 38,900 sqm.

Sun Trust International Center, Miami, États-Unis
Cet immeuble de bureaux de 31 étages et de 38.900 m² de surface utile, situé au cœur de Miami, fut cofinancé par Essen Hyp.


SUNTRUST



Long Acre, London, England
In Central London, only a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully modernized by 2003.

Long Acre, Londres, Angleterre
Situé dans le centre de Londres, à quelque pas du célèbre Covent Garden, cet immeuble dispose *d'une surface de bureaux de 18.000 m². Sa rénovation* sera achevée en 2003. Essen Hyp a participé à son financement.

Milton & Shire, London, England
Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

Milton & Shire, Londres, Angleterre
Cet immeuble d'une surface utile de 42.500 m² dont 39.800 m² de bureaux, et construit en 1996 est situé au nord de la City de Londres. Essen Hyp a mis en place son financement.



Your contact partners
Vos interlocuteurs



Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent monitoring of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Hergen Dieckmann travaille dans le domaine des financements nationaux et internationaux depuis de nombreuses années. *Il a accompagné un grand nombre de projets* immobiliers. En tant que Relationship Manager de Essen Hyp, il entretient d'étroits contacts avec nos clients investisseurs et nos partenaires bancaires. Il est en outre chargé de l'observation permanente des marchés immobiliers internationaux sur laquelle se basent nos analyses.



Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, *he maintains close contact with customers* and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.

Thomas Link a travaillé longtemps en tant qu'avocat dans le domaine des financements immobiliers internationaux. *Se fondant sur cette expérience* il est chargé de l'analyse des projets ainsi que de la supervision de leur réalisation. En tant que Relationship Manager il maintient d'étroits contacts avec nos clients et nos partenaires bancaires ainsi qu'avec nos avocats, notaires et experts externes. Afin d'assurer un déroulement efficace des projets, il joue un rôle d'intermédiaire entre les parties intéressées.



Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the develop*ment of the projects in which Essen Hyp is involved.*

Rainer Polenz vit et travaille à Londres depuis plus de vingt ans. En tant qu e directeur de département d'une banque allemande, il a acquis des connaissances approfondies du marché immobilier anglais. En qualité de directeur de notre bureau de représentation à Londres, *il est responsable du suivi de notre clientèle et du marketing* de nos produits. Il entretient des liens privilégiés avec les banques anglaises et internationales actives sur *le marché anglais* de l'immobilier professionnel et surveille le déroulement des projets en cours.



Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial *contribution to the* setting up of the bank's international financing business. Having been appointed head of the bank's representative *office in Paris, he assumed responsibility for real estate* financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.

Assem El Alami a travaillé en tant qu'avocat à Berlin avant d'être employé dans le service juridique d'une banque hypothécaire allemande. Il a grandement contribué au lancement des financements internationaux de cette même banque. Nommé directeur du bureau de représentation à Paris il a pris la responsabilité des financements en France et en Espagne. Aujourd'hui, directeur du bureau *de représentation de Essen Hyp, il est notre expert du* marché français.

Hypothekenbank in Essen AG
Hypothekenbank in Essen AG

Far-sightedness is the basis for the success of Hypothekenbank in Essen AG, whose core activities are public-sector and mortgage lending. Established as a specialist bank in 1987, Essen Hyp soon became one of the leading German mortgage banks. Thanks also to our benchmark Jumbo and Global *Pfandbrief* issues, the German *Pfandbrief*, our key funding instrument, has become an investment vehicle that is highly appreciated on the international capital markets. The key advantages of the *Pfandbrief* are its high level of safety, liquidity, transparency, *standardized structures and* efficient pricing. Today, the *Pfandbrief* market is one of the world's most important *non-government bond markets.*

The leading international rating agencies, too, acknowledge *the excellent quality of the Pfandbriefe* issued by Hypothekenbank in Essen AG. Our public-sector *Pfandbriefe* were *given the best possible rating, i.e.* AAA, by Standard & Poor's and FitchRatings. Moody's also confirms the *high level of safety of Essen Hyp's public-sector Pfandbriefe* by awarding an Aa1 rating.

With a balance sheet total of €71bn as of December 31, 2002, Essen Hyp today ranks amongst the top five German mortgage banks. Our website www.essenhyp.com enables our investors to carry out their individual credit research of our bank. Essen Hyp currently runs representative offices in London, Paris and Brussels. The opening of additional representative offices in New York and other European capitals is planned for the near future.

La prévoyance a toujours été la base du succès de la Hypothekenbank in Essen AG. Fondée en 1987, l'établissement est devenu rapidement une des banque hypothécaires les plus importantes d'Allemagne. L'activité de Essen Hyp repose sur deux piliers: le financement de collectivités locales et les prêts immobiliers hypothécaires. Les Jumbos et les Global *Pfandbriefe* de Essen Hyp ont contribué à développer l'obligation foncière allemande, le *Pfandbrief*, en un investissement fortement apprécié par les marchés financiers internationaux. Grâce à son niveau élevé de fluidité, sa transparence, ses structures standardisées et la fixation efficace des prix, le marché des *Pfandbriefe* est devenu l'un des plus grands marchés des obligations non-étatiques du monde.

Les agences de rating les plus importantes reconnaissent, elles aussi, la qualité de nos *Pfandbriefe*: Standard & Poor's et FitchRatings ont accordé leur meilleur rating, le triple A, à nos *Pfandbriefe* publics. Leur niveau extrêmement élevé de sécurité est également confirmé par le Aa1 rating de Moody's.

Avec un total de bilan de 71 milliards d'euros au 31 décembre 2002, Essen Hyp compte parmi les cinq premières banques hypothécaires d'Allemagne. Notre site internet www.essenhyp.com vous offre de plus amples informations et vous permet d'effectuer vos recherches sur notre qualité. Essen Hyp entretient des bureaux de représentation à Londres, Paris et Bruxelles et nous envisageons d'élargir ce réseau avec des bureaux à New York et dans d'autres métropoles européennes dans un avenir proche.

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for:

Departments/Activities

- ☐ Treasury
- ☐ Property Financing
- ☐ Property Management
- ☐ Public Relations/Marketing
- ☐ Corporate Management
- ☐ Settlements
- ☐ Accounting and Taxes
- ☐ Controlling
- ☐ EDP, IT
- ☐ Personnel Department
- ☐ Legal Department
- ☐ Support Office of the Board of Managing Directors
- ☐ Secretariat of the Board of Managing Directors

Availability:

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First name:

Street:

Postal code / ZIP code

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About Us

Success needs far-sightedness



Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

▷ 10 successful years in retrospect
▷ Board of Managing Directors
▷ Executive Vice Presidents
▷ Trustees
▷ Supervisory Board
▷ Advisory Council
▷ Our Branches and Offices
▷ Imprint
▷ Hypothekenbank in Essen AG - Fifteen years

▷ Commerzbank - Our Major Shareholder (external Link)
▷ Verband deutscher Hypothekenbanken (external Link)
(Association of German Mortgage Banks)

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Claims outstanding:											
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855
New lending commitments:											
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420
Capital and reserves:											
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5
General operating expenses:											
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0
Operating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3
Net income for the year:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2
Allocation to revenue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0
Total distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

About Us

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

About Us

Trustees

About Us

Supervisory Board

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Central Advisory Board, Commerzbank AG (since June 1, 2003), Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

About Us

Advisory Council

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

About Us

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-00
Fax: +49 30 81 45 07-29

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65

Hamburg
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49(0)40 3 76 44 750
Fax: +49(0)40 3 76 44 627

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1 -3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 212 703-41 10
Fax: +1 212 703-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi,
Chiyoda-Ku,
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

About Us

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the

correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

Hypothekenbank in Essen AG - Fifteen years

Introduction



Hubert Schulte-Kemper
Chairman of the Board
of Managing Directors

Those who trust in themselves have future! This was our conviction when fc Hypothekenbank in Essen AG in 1987 - and all skeptics, and despite the fact th. mortgage bank to be founded dated back as many as 26 years. We took the pro challenges which needed to be overcome. The belief in a good idea has always b driving force.

Hard work is the key to success. However, it goes without saying that a bank top results when standing alone. What has been - and will be - decisive is to finc partners who have the courage to explore new shores and who trust in our work like to thank you very much for your commitment, which has been a key factor i success. It was not least due to your support that we have become the second l: Jumbos and Globals in Germany and succeeded in capturing a market share of a the past 15 years.

Striving for success is important, but it is even more important never to fc come from. To be aware of one's origins helps to release the necessary energy setting positive examples. This is why our identification with, and close connecti have always been an integral part of our self-conception. We are a long-standin("Initiativkreis Ruhrgebiet", a working group aiming at promoting the Ruhr area, and participated in a number of major events. In addition to this, Essen Hyp reg expositions and round table discussions on science and culture.

As a part of these activities we had the pleasure of welcoming a number of illust and partners to the premises of our bank. For more than one and a half decades established and cultivated contacts all over the world.

Even though we were right from the beginning confident that we would pu bank into practice, the success of the project by far exceeded our expecta Hyp enjoys an excellent standing on the global *Pfandbrief* markets. Trusting in o our courage to realize new ideas, we face the future with confidence. We look fo future together with you.

Hubert Schulte-Kemper

Hubert Schulte-Kemper

Contact

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of Managing Directors
Michael Fröhner

Secretariat:
Tel.: +49 201 8135-311

Member of the Board of Managing Directors
Harald Pohl

Secretariat:
Tel.: +49 201 8135-321

Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Property Financing

Secretariat:
Tel.: +49 201 8135-451

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601

Construction Management

Secretariat:
Tel.: +49 201 8135-411
Tel.: +49 201 8135-443

Legal Department

Secretariat:
Tel.: +49 201 8135-484

Settlements

Secretariat:
Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

▷ Contact

Contact

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